NEWALTA

March 10, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated March 5, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

4/18

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE

FOR IMMEDIATE RELEASE
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND YEAR-ENDED 2007

CALGARY, Alberta, Canada, March 5, 2008 – Newalta Income Fund ("Newalta" or the "Fund") today announced financial results for the three months and year ended December 31, 2007.

"Our performance in 2007 was consistent with weaker natural gas drilling activity in western Canada and the successful diversification of our business in the east," said Al Cadotte, President and Chief Executive Officer of Newalta. "Combined divisional net margin[1] for the year was down $14.2 million, or 11%. Although revenue was up by 13%, SG&A costs increased $11.3 million, or 26%. Staff additions to support both the anticipated growth of the business and the implementation of our new information system surpassed actual revenue growth, and as a result, SG&A costs as a percentage of revenue increased to 10.9% compared to 9.7% in 2006. The decrease in combined divisional net margin and the increase in overheads resulted in a decline in EBITDA[1] of $25.0 million, or 21%, compared to last year.

"Overall, our outlook for 2008 is positive with both divisions positioned for strong results. Acquisitions in Québec and Atlantic Canada, including Nova Pb, are anticipated to drive strong growth and the new Landfill Disposal Restrictions ("LDR") in Ontario are anticipated to result in increased volumes of waste requiring treatment. Our continued success in developing our onsite Steam Assisted Gravity Drainage ("SAGD") centrifugation services is anticipated to drive revenue and net margin in Oilfield. The restructuring of our Canadian drill site business combined with the increased transfer of assets to the U.S. are expected to result in improved performance in the Drill Site business unit. Improvements in natural gas drilling activity in the second half of the year are anticipated to drive additional growth in 2008.

"Newalta intends to maintain distributions at $0.185 per trust unit during 2008. We have the capital resources to fund our growth opportunities while remaining a mutual fund trust through 2008.

"Newalta is uniquely positioned with a diversified business model and organic growth opportunities which will provide returns to our unitholders consistent with our historical performance. In addition, Newalta will act opportunistically in the event of new projects or acquisitions that can deliver high returns. Accordingly, we will structure Newalta to execute this strategic plan. We will provide an update to our unitholders on any conversion plans later in 2008 based on our financial performance, the development of our organic growth and acquisition opportunities and the enactment of legislation regarding the conversion to a corporation on a tax-efficient basis. In any event, we expect to convert to a growth oriented dividend yielding company providing a balance for disciplined management, good governance and returns to unitholders.

"Over the past 15 years, we have made responsible investments and have successfully adapted to changing market conditions. With high quality assets and an exceptional organization, we remain well-positioned to deliver superior returns to our investors in 2008 and beyond."

Financial results and highlights for the three months ended December 31, 2007:

- Revenue increased 12% to $137.1 million compared to the same period in 2006. Net earnings increased 54% to $23.6 million due to a future income tax recovery as a result of the decrease in the estimated future income tax rate.

- In the quarter, combined divisional net margin was up $1.4 million, or 5%, and SG&A costs were $3.6 million higher which resulted in a reduction of EBITDA of $2.0 million, or 7%, compared to the same period in 2006.
- Western's revenue and net margin[1] remained flat year-over-year despite a weaker natural gas drilling environment. The Drill Site business unit ("Drill Site") performance was slightly better than breakeven levels in the quarter, as we absorbed the cost associated with restructuring completed in the quarter. The full benefits of this restructuring will be seen in the first quarter of 2008. The amount of Drill Site equipment in use[1] remained flat compared to the fourth quarter of 2006, at 38 units, notwithstanding the industry's drilling rigs in use[1] decrease of 27%. Oilfield's revenue increased 16% driven by onsite SAGD waste management projects which was offset by lower water disposal revenue at fixed facilities. Industrial's performance was down modestly in the fourth quarter of 2007 compared to the same period in 2006 due to mainly lower product sales.
- Eastern's performance in the fourth quarter was strong with revenue and net margin up 45% and 40%, respectively, due to the contribution of acquisitions completed in Québec and Atlantic Canada in the second half of 2006 and throughout 2007. Eastern's acquisition of the lead-acid battery recycling facility in Ville Ste. Catherine, Québec was completed for a total purchase price of $58.8 million. The facility has two kilns which are capable of producing recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. Since certain inventory relating to operations prior to November 1, 2007 was sold for the account of the previous owners after November 1, 2007, we did not begin to see contribution from these operations until December 2007.
- Cash distributed[1] to unitholders in the fourth quarter was consistent with the same period in 2006 at $18.4 million. In 2007, growth and acquisition investments of almost $200.0 million were made to provide a platform for growth in 2008. In 2007, monthly distributions per unit were $0.185 per unit for a total of $2.22 per unit for the year.
- SG&A costs increased by $3.6 million to $15.2 million, and were 11% of revenue compared to 9.5% in the fourth quarter of 2006. The increase in costs is related to salaries and costs associated with acquisitions and increased support costs associated with our new information management software system, SAP. In 2008, the information technology department was downsized significantly as we move into the maintenance phase of SAP. In addition, we carried the incremental cost of unoccupied office building leases as we moved into our new corporate office space in December 2007. Management's objective continues to be to maintain SG&A costs at 10% or less of revenue.
- Maintenance capital expenditures for the quarter were $6.2 million compared to $4.9 million in 2006. Growth capital expenditures were $40.4 million. Growth capital of $13.1 million was invested in Eastern focusing on facility improvements, productivity and efficiency improvements and service growth. In Western, $10.9 million in growth capital was spent to expand process facilities, develop satellite facilities, purchase onsite equipment as well as efficiency improvements across the oilfield network. The remainder of the growth capital was directed towards leasehold improvements at our new corporate office and investments in SAP.

Financial results and highlights for the year ended December 31, 2007:

- Revenue increased 13% to $499.9 million from $441.0 million in 2006. Net earnings and EBITDA decreased 19% and 21% to $61.2 million and $96.2 million, respectively. The decrease in net earnings was a combination of lower combined divisional net margin of $14.2 million or 11%, increased SG&A costs of $11.3 million and higher borrowing costs offset by a future income tax recovery due to lower future tax rates.

- Western's revenue was flat and net margin was down $21.0 million or 18%, compared to 2006. Drill Site was severely impacted by the decline in natural gas drilling activity. Oilfield's results were lower due to reduced crude oil recoveries despite a 4% increase in the crude oil selling price year-over-year and lower waste receipts at fixed facilities. Industrial's performance was down marginally mainly due to lower product sales.
- Eastern's revenue and net margin were up 66% and 44%, respectively. The increases were related to the full year contribution of acquisitions completed in the second half of 2006 and acquisitions completed in 2007. As a percentage of revenue, net margin was down compared to 2006, as a result of some duplication of expenses in the initial integration of newly acquired businesses. With a full year's contribution from the lead-acid battery recycling facility in Québec, Eastern's contribution as a percentage of total revenue is anticipated to grow to approximately 40% in 2008 compared with 30% in 2007.
- Cash distributed to unitholders increased 15% to $75.4 million.
- SG&A costs increased by $11.3 million to $54.3 million compared with $43.0 million in 2006. Staff additions to support both the anticipated growth of the business and the implementation of our new SAP information system surpassed actual revenue growth and, as a result, SG&A costs as a percentage of revenue increased to 10.9% compared to 9.7% in 2006. Management's objective for SG&A continues to be to maintain these expenses at 10% or less of revenue.
- Maintenance capital expenditures in the year were $17.2 million, an 18% decrease over 2006. Lower Drill Site rental equipment utilization required lower maintenance capital expenditures and accounted for most of the decrease.
- Growth and acquisition capital expenditures in the year were $193.0 million. Newalta successfully completed seven acquisitions in 2007, predominantly in eastern Canada, for a total combined purchase price of approximately $97.0 million. On a trailing twelve month basis, the total acquired revenue was approximately $128.0 million with EBITDA of approximately $46.0 million. The internal growth spending of approximately $96.0 million related to facilities and equipment to expand services, improve productivity and enhance market coverage across the company, the implementation of the new SAP information technology system and leasehold improvements for our new corporate offices.
- For 2008 we have planned a total of $135.0 million in capital spending. Of this amount, $90.0 million will be directed towards operations growth projects and $20.0 million is planned for corporate investments in corporate innovation projects, information technology and office space. Our $25.0 million maintenance capital budget is directed to landfill replacement to meet ongoing business demands and a large number of small projects to maintain our assets in good operating condition. Approximately 70% of our 2008 growth capital expenditures are planned for the second half of 2008 as we focus on productivity improvements in our current operations in the first half of the year.

Other highlights for the three months and year ended December 31, 2007:

- Newalta's balance sheet remains strong with a senior funded debt to EBITDA ratio of 1.89:1 and working capital of 1.65:1.
- Newalta's corporate three-year average return on capital[(1)] at December 31, 2007 was 18% compared to a 23% corporate three-year average in 2006. The decrease is due to the decline in the natural gas drilling market and the impact of acquisitions which have not contributed to EBITDA over the full three years.
- Newalta entered into an amended credit agreement on October 12, 2007 which provides for a $425.0 million extendible revolving credit facility which is used to fund growth capital expenditures, for general corporate purposes and for the issuance of financial security to third parties. As at December 31, 2007, Newalta's unused capacity on its credit facility was approximately $177.5 million, net of outstanding letters of credit in the amount of $40.1 million.

- In November 2007, Newalta completed the offering of $115.0 million of convertible unsecured subordinated debentures. The debentures have a maturity date of November 30, 2012 and bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holder of the debentures. The net proceeds of the offering were used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital and does not reduce the total amount of funds available under the new amended credit facility.
- Newalta completed an equity financing on January 26, 2007 through the issuance of 3.0 million trust units at $26.10 per unit for total gross proceeds of $78.3 million ($73.9 million net of issue costs) the proceeds of which were used to repay outstanding indebtedness incurred to fund acquisitions and growth capital completed in 2006.
- In the third quarter of 2007, the implementation of the new SAP information system in the Western division was successfully completed. The implementation of the system in eastern Canada has been initiated and will continue to be rolled out as we integrate acquisitions. The implementation of the SAP system across Canada will provide Newalta with a solid platform to help manage future growth of the business.
- The specified investment flow-through ("SIFT") legislation, first announced on October 31, 2006, was enacted in 2007. These rules will impose a tax at the trust level on distributions of certain income from a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to holders of trust units of a SIFT. The new distribution tax will apply to Newalta commencing in 2011 assuming Newalta does not exceed "normal growth" prior to that date and distributions subject to the new distribution tax will be characterized as dividends received from a taxable Canadian corporation for holders of trust units of a SIFT. There was no immediate impact on the Fund's consolidated financial statements.

FINANCIAL RESULTS AND HIGHLIGHTS

	Three Months Ended December 31 (unaudited)			Year Ended December 31 (unaudited)		
($000s except per unit data)	2007	2006	% Increase (Decrease)	2007	2006	% Increase (Decrease)
Revenue	**137,075**	122,498	12	**499,864**	441,041	13
Operating income[1]	**7,784**	16,209	(52)	**39,762**	76,891	(48)
Net earnings	**23,613**	15,356	54	**61,189**	75,565	(19)
- per unit ($) - basic	**0.57**	0.42	36	**1.52**	2.14	(29)
- per unit ($) - diluted	**0.53**	0.41	29	**1.51**	2.11	(28)
- per unit ($) – continuing operations	**0.57**	0.42	36	**1.52**	2.10	(28)
- per unit ($) – discontinued operations	**-**	(0.00)	-	**-**	0.04	(100)
EBITDA[1]	**26,456**	28,438	(7)	**96,228**	121,222	(21)
Funds from operations[1]	**20,528**	26,487	(23)	**79,970**	112,510	(29)
- per unit ($)	**0.50**	0.72	(31)	**1.98**	3.18	(38)
- per unit ($) – continuing operations	**0.50**	0.72	(31)	**1.98**	3.16	(37)
- per unit ($) – discontinued operations	**-**	(0.00)	-	**-**	0.02	(100)
Maintenance capital expenditures[1]	**6,227**	4,936	26	**17,235**	21,078	(18)
Distributions declared	**22,929**	20,460	12	**90,117**	75,923	19
- per unit – ($)	**0.56**	0.56	-	**2.22**	2.14	4
Cash distributed[1]	**18,438**	18,546	(1)	**75,356**	65,355	15
Growth and acquisition capital expenditures	**99,478**	83,929	19	**193,046**	286,310	(33)
Weighted average units outstanding	**41,191**	36,860	12	**40,342**	35,332	14
Units outstanding, December 31,[2]	**41,417**	36,942	12	**41,417**	36,942	12

[1] These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.
[2]Newalta currently has 41,579,978 units outstanding.

Management's Discussion and Analysis and Newalta's unaudited consolidated financial statements and notes thereto are attached.

Management will hold a conference call on Thursday, March 6, 2008 at 11:00 a.m. (EST) to discuss the Fund's performance for the fourth quarter and year ended December 31, 2007. To participate in the teleconference, please call 416-644-3431 or 1-800-814-4861. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Thursday, March 13, 2008, by dialling 416-640-1917 or 1- 877-289-8525 and using the pass code 21264923 followed by the pound sign.

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Executive Vice President & CFO
Phone: (403) 806-7020

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

NEWALTA INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS

Years ended December 31, 2007 and 2006

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund and its other subsidiaries, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, interest rates, exchange rates, seasonality of operations, growth, acquisition strategy, integration of businesses into Newalta's operations, potential liabilities from acquisitions, dependence on senior management, regulation, landfill operations, competition, risk of pending and future legal proceedings, employees, labour unions, fuel costs, access to industry and technology, possible volatility of trust unit price, insurance, future capital needs, debt service, sales of additional trust units, dependence on the Corporation, the nature of the trust units, unlimited liability of unitholders, nature of the debentures issued by the Fund, Canadian federal income tax, redemption of trust units, loss of mutual fund trust status, the effect of Canadian federal government proposals regarding non-resident ownership, and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to assist in analyzing liquidity. Cash distributed is calculated as follows:

($000s)	Three months ended December 31, 2007	2006	Year ended December 31, 2007	2006
Distributions declared	**22,929**	20,460	**90,117**	75,923
Add:				
Opening distributions payable	**7,519**	6,808	**6,834**	4,794
Less:				
Ending distributions payable	**(7,662)**	(6,834)	**(7,662)**	(6,834)
Distributions reinvested through DRIP	**(4,348)**	(1,888)	**(13,933)**	(8,528)
Cash distributed	**18,438**	18,546	**75,356**	65,355

"Combined divisional net margin" is used by management to analyze combined divisional operating performance. Combined divisional net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP. Combined divisional net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses for both the Western and Eastern division. For further clarity combined divisional net margin excludes inter-segment eliminations and unallocated revenue and expenses.

"EBITDA" is a measure of the Fund's operating profitability. EBITDA provides an indication of the results generated by the Fund's principal business activities prior to how these activities are financed, assets are amortized or how the results are taxed in various jurisdictions. EBITDA is derived from the consolidated statements of operations, accumulated other comprehensive income and retained earnings and is calculated as follows:

($000s)	Three months ended December 31, 2007	2006	Year ended December 31, 2007	2006
Net earnings[1]	**23,613**	15,356	**61,189**	75,565
Add back (deduct):				
Current income taxes	**479**	(229)	**1,351**	90
Future income taxes[1]	**(16,308)**	910	**(22,778)**	3,562
Finance charges	**5,309**	2,424	**13,879**	7,665
Interest revenue	**(42)**	-	**(697)**	-
Amortization and accretion[1]	**13,405**	9,977	**43,284**	34,319
EBITDA	**26,456**	28,438	**96,228**	121,222

[1]Includes related amounts from discontinued operations for the 2006 periods. See note 4 to the consolidated financial statements for the breakdown for the year ended December 31, 2006.

"Equipment in use" and "Rigs in use" are calculated by taking the product of the total amount of equipment or rigs available and the utilization rate for the period. Drilling and service rig information is derived from the Canadian Association of Oilwell Drilling Contractors posted information on its website. Equipment in use refers to Newalta's equipment and management uses this measure to assess the allocation and use of its equipment. Rigs in use is an indicator of drilling activity which drives the demand for Drill Site equipment and serves as an independent source to compare the trend of Newalta's equipment usage against the industry in western Canada.

"Funds from operations" is used to assist management and investors in analyzing cash flow and leverage. Funds from operations as presented is not intended to represent operating funds from continuing operations or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds from operations is derived from the consolidated statements of cash flows and is calculated as follows:

	Three months ended December 31,		Year ended December 31,	
($000s)	**2007**	2006	**2007**	2006
Cash from operating activities	**21,675**	29,827	**54,058**	111,963
Add back (deduct):				
Changes in working capital	**(2,028)**	(3,900)	**24,201**	(772)
Asset retirement costs incurred	**881**	560	**1,711**	1,319
Funds from operations	**20,528**	26,487	**79,970**	112,510

"Maintenance capital expenditures" are reported separately from growth activity by management because these types of expenditures are not discretionary and are required to maintain current operating levels. Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and amortization and accretion expenses.

"Operating income" is used by management to analyze corporate operating performance before taxes. Operating income is not intended to represent net earnings nor should it be viewed as an alternative to other measures of financial performance calculated in accordance with GAAP. Operating income is calculated from the statement of operations and comprehensive income and is defined as revenue less operating, SG&A, finance and amortization and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

References to cash distributed, combined divisional net margin, EBITDA, equipment in use, rigs in use, funds from operations, net margin, maintenance capital expenditures, operating income and return on capital throughout this document have the meanings set out above.

The Fund historically used cash available for growth and distributions, a non-GAAP measure and often also referred to by other issuers and regulators as distributable cash, to calculate the amount of funds which were available for distribution to unitholders. Cash available for growth and distributions was used by management to supplement funds from operations as a measure of cash flow and leverage, and was defined as funds from operations less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets. In July 2007, the Canadian Securities Administrators provided guidance to standardize the calculation of distributable cash which would require the inclusion of any decrease (increase) in non-cash working capital and a different definition of maintenance capital than that used by Newalta. Management is of the view that calculating cash available for growth and distributions consistent with the guidance provided by the CSA would not provide an accurate reflection of available cash due to the variability in short term cash management.

Accordingly, the Fund has determined to cease calculating and reporting on cash available for growth and distributions in its disclosure documents.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the year ended December 31, 2007, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2006, (iii) the most recently filed Annual Information Form of the Fund, and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. Information for the year ended December 31, 2007 along with comparative information for 2006, is provided.

In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta combined the previously reported Industrial and Oilfield divisions to form Western. Services offered to customers in Western are similar and are sold to a similar customer base. Newalta has merged or eliminated some senior management and sales positions, resulting in reduced costs and improved operating efficiencies. The business units within Western share a common customer base and Drill Site utilizes both Oilfield and Industrial facilities for residual waste processing and disposal. Acquisition and growth initiatives in the last year increased overlap between the three business units. This overlap necessitated the integration of services into one operating division to provide a seamless service package to customers and enhance both productivity and consistency of operations. Western now comprises three business units: Oilfield, Drill Site and Industrial; while Eastern comprises two business units: Ontario and Québec/Atlantic Canada. The following Management's Discussion and Analysis provides management's interpretation of the results of the business, the Western and Eastern divisions and overall.

This Management's Discussion and Analysis is dated March 4, 2008 and takes into consideration information available up to that date.

Selected Annual Information

($000s except per unit data)	2007	2006	2005
Revenue[(1)]	**499,864**	441,041	248,086
Operating income[(1)]	**39,762**	76,891	56,445
Net earnings	**61,189**	75,565	46,978
- per unit ($), basic	**1.52**	2.14	1.69
- per unit ($), diluted	**1.51**	2.11	1.66
Net earnings from continuing operations	**61,189**	74,080	46,978
- per unit ($), continuing operations	**1.52**	2.10	1.69
- per unit ($), discontinued operations	-	0.04	-
Funds from operations	**79,970**	112,510	75,312
- per unit ($), basic	**1.98**	3.18	2.71
- per unit ($), diluted	**1.98**	3.14	2.66
- per unit ($), continuing operations	**1.98**	3.16	2.71
- per unit ($), discontinued operations	-	0.02	-
Total assets	**1,023,481**	802,844	457,646
Senior long-term debt – net of issue costs	**206,940**	166,271	107,369
Convertible debentures – face value	**115,000**	-	-
Distributions declared	**90,117**	75,923	49,602
Distributions declared per unit	**2.22**	2.14	1.78

(1) Amounts reflected exclude 2006 discontinued operations.

The factors that impacted revenue and profitability are outlined under the heading entitled "Results of Operations". Total assets increased by $220.6 million or 27% in 2007 primarily due to acquisitions and growth capital spending. Total growth and acquisition capital expenditures in 2007 were $193.0 million compared to $285.3 million in 2006 and $107.8 million in 2005. Growth capital and acquisitions for 2007 were funded by drawing on our credit facility and proceeds from the issuance of $115.0 million in convertible debentures (the "Debentures"). In 2006, growth capital and acquisitions were funded through the issuance of 3 0 million trust units in January 2007 and excess cash from operations in 2006.

Segmented information is discussed in further detail under "Results of Operations".

Results of Operations

Our focus throughout the last two years has been to diversify Newalta's business. An important component of our growth strategy was to establish Newalta as a national service provider by expanding geographically into the eastern Canadian markets for waste management, product recovery and recycling services. Eleven acquisitions with a combined transaction value of approximately $260.0 million over the last two years formed the foundation for the eastern Canadian expansion. These acquisitions resulted in a national network of operations which includes a lead-acid battery recycling facility south of Montréal, Québec, an engineered non-hazardous waste landfill in Stoney Creek, Ontario and a network of waste transfer and processing facilities in Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland. The lower performance of the Western division in 2007 as natural gas drilling rates dropped to 10-year lows were partially offset by the effects of diversifying our business in 2006 and 2007. Going forward, we anticipate the shift in contribution between the Eastern and Western divisions will continue to change. The following charts reflect Eastern's increasing contribution to total revenue over the last three years and the significant shift anticipated in 2008 (based on the relative spending between the two divisions of acquisition and growth capital expenditures in 2006 and 2007):

Revenue Contribution by Division


For the year ended Dec. 31, 2005
For the year ended Dec. 31, 2006
For the year ended Dec. 31, 2007
Estimate 2008
100%
79%
70%
60%
Western
Eastern

	Revenue Conribution by Division for the years ended December 31,			
	2005	**2006**	**2007**	**2008 (estimate)**
Western	100%	79%	70%	60%
Eastern	-	21%	30%	40%

2007 was a challenging year as a result of the dramatic curtailment in natural gas drilling in western Canada. Net margin in Western decreased by $21.0 million, or 18%, while net margin in Eastern grew by $6.8 million, or 44%. The overall result was a decrease of combined divisional net margin of $14.2 million, or 11%. Consolidated revenue increased to $499.9 million or 13% from $441.0 million in 2006 due to the contribution of acquisitions completed in eastern Canada in 2007 and late 2006. Operating income overall decreased in 2007 by 48% to $39.8 million due to higher operating expenses in Western and higher selling, general and administrative costs ("SG&A") in advance of acquisitions completed in 2007. In addition, the impact of the decrease in natural gas drilling activity on revenue in western Canada drove the increase of SG&A as a percentage of revenue. The difference between net earnings of $61.2 million and operating income in 2007 of $39.8 million is accounted for by a future income tax recovery resulting from reduced future income tax rates.

Trends in 2007 which are anticipated to continue to affect results in 2008 are depressed natural gas drilling and completion activity in western Canada and the Alberta government's announcement to increase royalties. Natural gas drilling activity decreased due to relative decreases in the selling price of natural gas, which was caused by cheaper imports of liquefied natural gas ("LNG"). The Drill Site business unit is impacted directly by the number of wells drilled (rigs released), which decreased by 21% in 2007 compared to 2006. A 14% decrease in well completions in 2007 contributed to lower waste receipts and financial results in the Oilfield business unit as well. The second event that impacted the Western division was the announcement by the Alberta government to increase royalties which put drilling projects on hold for some of our customers until the new royalty plan was announced by the Alberta government.

WESTERN DIVISION

Western operates more than 50 facilities with more than 900 people in British Columbia, Alberta and Saskatchewan and comprises three business units: Oilfield, Drill Site and Industrial. The division is operated and managed as an integrated set of assets to provide a broad range of seamless waste management and recycling services to customers. In 2006, Newalta began investing in eastern Canada with the goal of diversifying the Fund's sources of revenue and reducing its reliance on crude oil and natural gas commodity price-driven services. In 2007, Western accounted for 55% of Newalta's total assets, generated 70% of Newalta's revenue and 81% of Newalta's combined divisional net margin compared with 63%, 79% and 88% respectively for the same period in 2006.

Below is a chart of key services provided by each business unit within Western:

Oilfield	Drill Site	Industrial
Waste processing at over 31 facilities	Operates 2 facilities	Waste processing at 17 facilities
Crude oil recovery	Pre-drilling assessments	Mobile onsite services
Water recycling	Drilling waste management	Product recovery from wastes
Custom treating	Solids control unit rentals	Sale of recovered products as:
Clean oil terminalling	Cuttings management unit rentals	-base oils
Water disposal	Post-drilling remediation	- refinery feedstock
Landfills	Well abandonment	- industrial fuels
Onsite services	Site reclamations	- carrier fluids (e.g. drilling oil)

Western's performance is affected by the state of the economy in western Canada, the amount of waste generated by crude oil producers, natural gas drilling activity as well as the strength of the oil and gas, mining, forestry and transportation industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. The Oilfield business unit contributed approximately 53% of Western's total year-to-date revenue with Drill Site and Industrial contributing approximately 17% and 30%, respectively.

The following table compares 2007 results to 2006:

($000s)	Year Ended December 31, 2007	2006	Change (%)
Revenue – external	**348,424**	350,295	(1)
Revenue – internal	**652**	(69)	nm
Operating costs	**234,896**	215,058	9
Amortization and accretion	**20,852**	20,886	-
Net Margin	**93,328**	114,282	(18)
Net margin as % of revenue (%)	**27%**	33%	(18)
Maintenance capital	**11,373**	13,967	(19)
Growth capital	**30,510**	48,273	(37)

Overall, compared to 2006, revenue was flat and net margin was down $21.0 million or 18%. Drill Site revenue was severely impacted by natural gas drilling activity. The total number of wells drilled in western Canada was down 21% year-over-year and well completions were down 14% compared to 2006. Oilfield's results were lower due to reduced crude oil recoveries and the subsequent sale of crude oil to Newalta's account. Industrial's performance was down marginally due to lower product sales.

Drill Site revenue comes from four main sources: equipment rentals; drilling waste; site reclamation services; and well abandonment services. Drilling waste, site reclamation services and well abandonments revenue increased 17% year-over-year; however, equipment rental revenue decreased having a significant impact on both net margin and revenue. In October, we initiated cost reduction measures in response to the continued depressed drilling market which consisted mainly of a restructuring of the Drill Site Canadian operations. The full benefit of this restructuring program will be realized in the first quarter of 2008. Early in 2007, we capitalized on the opportunity to move some of the idle Canadian solids control equipment into the United States where drilling activity remained strong. As a result, Drill Site equipment in use was consistent with the industry's decrease in drilling rig equipment in use for western Canada as demonstrated by the table below:

	Year Ended December 31,		
	2007	**2006**	**% Change**
CAODC Drilling rigs in use[1]			
Drilling rigs	**308**	504	(39)
Newalta Drill Site equipment in use			
Equipment in Canada	**16**	49	(67)
Equipment in the U.S.	**18**	4	350
Total Drill Site rental equipment	**34**	53	(36)

(1) CAODC is the Canadian Association of Oilwell Drilling Contractors and the drilling rigs in use is calculated by taking the product of the average total number of rigs and the average utilization rate for the period.

We continue to be proactive in seeking out better ways to serve our customers. In the first quarter of 2008, we increased the number of Drill Site rental equipment units in the U.S. to 44 from 23 in the fourth quarter of 2007.

Oilfield's performance year-over-year was affected by a 12% decrease in service rigs in use which resulted in waste receipts approximately 3% lower than last year. Crude oil recovered to Newalta's account decreased 9% to 369,000 barrels in 2007 combined with an overall price increase of 4% resulted in a net decrease in both revenue and margin of $1.4 million.

Industrial's used oil collection business was relatively flat year-over-year, with increases in volumes processed offset mainly by lower product sales. Onsite and waste water services generated some revenue growth but the overall costs associated with a larger transportation fleet kept Industrial's performance modestly lower than 2006.

During the year we added to our onsite services through the acquisition of the operating assets of Panaco Fluid Filtration Systems Ltd. effective April 1, 2007. Effective July 5, 2007 the operating assets of New West Fluid Management Inc. were acquired which extended Newalta's ability to provide fresh water drilling waste management and site restoration services. The details of these acquisitions are outlined below:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
April 1, 2007	Panaco Fluid Filtration Systems Ltd.	Rocky Mountain House, Alberta	6.0 million	- 15 people - Onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations
July 5, 2007	New West Fluid Management Inc.	Medicine Hat, Alberta	9.8 million	- 30 people and 12 technical field consultants - Drilling waste management and site remediation - Fleet of 15 vacuum trucks
Total Western Acquisitions			**15.8 million**	

Maintenance capital spending decreased for the division by 19% in 2007 consistent with the lower utilization of equipment. In July 2007, we re-evaluated our growth capital investment plans for Western and eliminated any further Drill Site equipment investments. Growth capital projects in 2007 were comprised mainly of oilfield fixed facility improvements and the investment in onsite waste treating equipment for Steam Assisted Gravity Drainage ("SAGD") projects, a significant developing market for our Oilfield business unit. Customers with SAGD production create a slop oil waste stream which

historically was re-injected back into the formation. We have provided customers with solutions to recover the oil in the waste stream through our centrifugation technology.

EASTERN DIVISION

Eastern was established through acquisitions with operations in Ontario in 2006 and the subsequent expansion into Québec and Atlantic Canada in the second half of 2006. Eastern provides industrial waste management, recycling and other environmental services to markets located in eastern Canada and the United States through its integrated network of over 30 facilities. This network features an engineered non-hazardous solid waste landfill that receives approximately 700,000 metric tonnes of waste per year and, based on current volumes, has an estimated remaining life of 10 years. The division's network also includes a lead-acid battery recycling facility; industrial solid waste pre-treatment facilities; industrial waste transfer and processing facilities; a fleet of specialized vehicles and equipment for waste transport and onsite processing; and an emergency response service. Eastern's performance is impacted by the general state of the economy in eastern Canada, and the bordering U.S. states, fluctuations in the U.S./Canadian dollar exchange rate, fluctuations in the price of lead, and specific market conditions in the automotive, construction, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. In addition, seasonality and the contributions from investments in growth capital and acquisitions can cause fluctuations in quarter-to-quarter results. Several favourable industry trends provide potential growth opportunities for Eastern including enhanced government regulations with respect to the treatment of industrial waste, the Land Disposal Regulations ("LDR"), limited landfill capacity in the Province of Ontario and the growing trend towards outsourcing of waste management activities. The addition of Eastern has diversified Newalta's services and reduced exposure to crude oil and natural gas prices and natural gas drilling activity, thereby promoting greater stability of funds from operations and, therefore distributions to unitholders. In 2007, Eastern accounted for approximately 39% of Newalta's total assets, generated 30% of Newalta's total revenue and 19% of Newalta's combined divisional net margin compared with 32%, 21% and 12% respectively, in the same period in 2006.

The table below compares the year ended 2007 results to 2006:

	Year Ended December 31,		
($000s)	**2007**	2006	Change
Revenue – external	**150,743**	90,746	66
Revenue – internal	**-**	69	-
Operating costs	**114,416**	64,131	78
Amortization and accretion	**14,160**	11,319	25
Net Margin	**22,167**	15,365	44
Net margin as % of revenue (%)	**15**	17	(12)
Maintenance capital	**4,412**	6,286	(30)
Growth capital	**32,555**	20,994	55

Overall, revenue and net margin were up 66% and 44%, respectively. The increases were related to acquisitions completed in the second half of 2006 and in 2007. As a percentage of revenue, net margin was down compared to 2006, which is due to some duplication of expenses in the initial integration of newly acquired businesses. Based on our 2008 budget, with a full year's contribution from the lead-acid battery recycling facility in Québec, Eastern's contribution to total revenue is expected to grow to approximately 40% in 2008 compared with 30% in 2007.

The Ontario business unit was our initial investment in the eastern Canadian market and continues to perform in line with management's expectations. Year-over-year the Ontario business unit benefited from increased waste receipts which were up 8% at the landfill while service centre waste receipts were down by 14%. Prices at the landfill and services centres were flat compared with 2006. Vehicle utilization increased to 53% from 51% in 2007.

The Québec/Atlantic Canada business unit was established in the second half of 2006 through five acquisitions. The integration of these operations has proceeded smoothly and operating results are consistent with our expectations. During the year, we added top caliber talent to complement the core management group and support the lead-acid battery recycling acquisition discussed below.

In 2007, we completed five asset acquisitions to further diversify our services as well as increase geographic reach and market penetration in Ontario, Québec and New Brunswick. Effective November 1, 2007, Newalta acquired the lead-acid battery recycling assets of Nova Pb which operates Canada's largest integrated lead-acid battery recycling facility located on a 20 hectare (50 acre) site just outside Montréal. The Nova Pb facility has two kilns that can be used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. Since certain inventory relating to operations prior to November 1, 2007 was sold for the account of Nova Pb after November 1, 2007, we did not begin to see contribution from these operations until December 2007.

The Nova Pb acquisition is consistent with our strategy to diversify the Fund's sources of revenue. The lead-acid battery recycling business has a steady demand throughout the year and therefore reduces seasonal variability in cash from operating activities. However, the cash from operating activities is now sensitive to the fluctuation in the price of lead (traded on the London Metals Exchange, "LME"). There are two main sources of lead; primary lead from mining or secondary lead produced by a recycling plant, such as our facility. Secondary lead is virtually identical in every respect to primary lead and supplies approximately 60% of the total worldwide lead production. Lead is primarily used in the production of automobile and industrial batteries. The principal raw materials in producing recycled lead are waste lead-acid automobile and industrial batteries supplemented with scrap lead and plant residues. Waste batteries are purchased from a diversified network of scrap dealers and battery manufacturers, the cost of which is tied to the average price of lead over the prior six months. Historical information provided by the previous owner indicates that finished product inventory turns over approximately 1.5 times per month. The facility generates two types of revenue: direct lead sales and tolling, historically evenly weighted to revenue contribution. Direct lead sales occur where we purchase the feedstock and take on the price risk of lead and the recycled finished product is sold at current market prices adjusted for quality. Tolling is a processing fee charged to customers for recycling the lead-acid batteries into recycled lead where the customer provides and retains ownership of the battery feedstock and the processing fees are fixed.

The results of operations of the acquisitions outlined in the table below have only been reflected in Newalta's results from the acquisition dates. Management anticipates improved results from these operations in 2008 as these assets are integrated into operations:

Acquisition Date	Business Assets Acquired	Location	Purchase Price ($)	Description of Acquired Assets
May 1, 2007	3 private firms collectively referred to as Groupe Envirex	Québec	8.1 million	- Four centrifuges servicing the Québec refinery and petrochemical market - Eight vacuum trucks and pressure washers - Household waste, small industrial waste generator and soil treatment business
May 1, 2007	EcoloSite Inc.	Ontario	3.1 million	- One facility - 13 people - Mobile onsite treatment services
June 1, 2007	Eastern Environmental Services Ltd.	New Brunswick	9.4 million	- Transfer station and processing facility in Sussex, New Brunswick - 30 people - Satellite office in Bedford, Nova Scotia
July 6, 2007	Bucke Environmental Services & Transportation Inc.	Ontario	1.4 million	- 4 vacuum trucks and related assets
November 1, 2007	Nova Pb Inc.	Québec	58.8 million	- Canada's largest integrated lead battery recycling facility in Ville Ste-Catherine, Québec - Capacity to process up to 200,000 tonnes of lead batteries and produce up to 100,000 tonnes of recycled lead - 115 full-time people
Total Eastern Acquisitions			**80.8 million**	

To support future growth in these acquired businesses, an additional $32.6 million in growth capital was invested in 2007. These investments were directed at new facilities and preparing existing facilities to treat waste streams in accordance with the new LDR regulations.

OUTLOOK

Future growth is expected to be driven by a combination of investments in existing operations as well as acquisitions of complementary businesses consistent with Newalta's growth over the past 15 years. The acquisitions and capital investments completed in 2007 expanded Newalta's geographic reach across Canada and reduced exposure to oil and gas commodity prices and drilling activity. Since the beginning of 2006, we have invested approximately $475.0 million in growing our existing operations and acquiring businesses to increase our market reach. We have substantially strengthened our organization and over the next six months our priority is to focus on driving bottom-line performance from our current operations. As a result approximately 70% of our planned growth capital investments will be delayed to the second half of 2008.

The outlook is positive heading into 2008 for both divisions. For Western, natural gas drilling activity in western Canada is anticipated to be similar to 2007; however, SAGD production projects are a developing market in which we have already established a strong base of customers. With our experience and innovation in bringing flexible onsite solutions for treating and disposing of waste, we anticipate that the SAGD market will provide strong growth for the Western division. We entered the SAGD service market

three years ago and by the end of 2007 this business had grown to approximately $20.0 million in revenue, with a revenue exit rate of approximately $40.0 million (based on annualized December revenue). The industry outlook indicates that most of the future growth in the oil and gas industry in western Canada will be in SAGD and in situ oil sands related projects. In management's view, there are few competitors with the technical expertise to provide customized solutions to SAGD producers. In addition, Drill Site started off the new year with 44 units in the U.S. (at the time of writing this MD&A) compared to 23 units in the fourth quarter of 2007. With a full year's contribution of the growth capital and acquisitions completed in 2007, we anticipate Eastern's results to contribute approximately one third of the combined divisional net margin in 2008.

Corporate and Other

	Year Ended December 31,		
($000s)	**2007**	**2006**	**Change (%)**
Selling, general and administrative expenses	**54,279**	42,977	26
- as a % of revenue	10.9%	9.7%	12
Amortization and accretion	**43,284**	34,319	26
- as a % of revenue	8.7%	7.8%	12

The increase in SG&A was due primarily to staff additions to strengthen the organization and prepare for growth as well as the SG&A associated with the acquisitions completed over the past year. Management's objective for SG&A is to maintain these expenses at 10% or less, of revenue. The 2007 costs are slightly higher than this objective, however, with a full year of contribution of the Nova Pb operations in 2008, we expect SG&A costs to be less than 10% of revenue.

Increased amortization was attributable to recent acquisitions, growth capital expenditures and net losses on the disposal of assets. The net loss on the disposal of assets for the year was $1.0 million which was mainly a result of the leasehold improvements for corporate office leases which were terminated in December 2007 and early 2008 when we moved into the new head office. This loss is presented net of a $1.1 million gain on a non-core laboratory business sold in the second quarter of 2007.

The increase in finance charges was mainly the result of higher average debt levels compared to 2006 coupled with higher interest rates. In addition, we issued $115.0 million in Debentures in November 2007. The finance charges associated with the Debentures include an annual coupon rate of 7%, the accretion of the issue costs and the discount on the debt portion of the debentures. The table below reflects the breakdown of Newalta's finance charges. See "Liquidity and Capital Resources" in this MD&A for discussion of Newalta's long term borrowings.

Finance charges ($000s):	**2007**	**2006**	**Change (%)**
Bank fees and interest	12,768	7,665	67
Convertible debenture interest and accretion of issue costs	1,111	-	n/a
Total finance charges	**13,879**	**7,665**	**81**

A current tax expense for the year of $1.4 million was recorded compared to current tax of $0.1 million in 2006. The increase in current tax expense was due to higher provincial capital tax in eastern Canada. Under Newalta's existing structure, based on projected levels of capital spending and anticipated earnings, Newalta is not expected to pay cash taxes in 2008, with the exception of provincial capital taxes and U.S. state and federal income taxes. The Fund currently has a cash Canadian income tax horizon of approximately two years based on current performance and investment levels. In 2007, Newalta had a future income tax recovery of $22.8 million compared to a future income tax expense of $2.7 million in

2006. The change was attributable to the reduction in future provincial and federal income tax rates as well as lower taxable earnings compared to 2006. See "Critical Accounting Estimates – Future Income Taxes" in this MD&A for further discussion on the risks associated with recently enacted tax legislation which imposes an income tax on distributions.

As at March 4, 2008, the Fund had 41,579,978 trust units outstanding, outstanding rights to issue up to 2,211,550 trust units and a number of trust units that may be issuable pursuant to the $115.0 million in Debentures (see LIQUIDITY AND CAPITAL RESOURCES – Sources of Cash - Convertible Debentures).

Summary of Quarterly Results

($000s except per unit data) (unaudited)	2007 Q4	Q3	Q2	Q1	2006 Q4	Q3	Q2	Q1[1]
Revenue	137,075	133,358	111,594	117,837	122,498	120,297	96,082	102,162
Operating income	7,784	14,524	3,799	13,665	16,209	24,846	14,363	21,445
Net earnings	23,613	17,893	6,716	12,966	15,356	20,136	22,685	17,388
- continuing operations	23,613	17,893	6,716	12,966	15,528	20,136	21,213	17,175
- discontinued operations	-	-	-	-	(172)	-	1,472	213
Earnings per unit ($)	0.57	0.44	0.17	0.33	0.42	0.55	0.62	0.56
- continuing operations	0.57	0.44	0.17	0.33	0.42	0.55	0.58	0.55
- discontinued operations	-	-	-	-	(0.00)	-	0.04	0.01
Diluted earnings per unit ($)	0.53	0.43	0.16	0.33	0.41	0.54	0.61	0.54
- continuing operations	0.53	0.43	0.16	0.33	0.41	0.54	0.57	0.54
- discontinued operations	-	-	-	-	(0.00)	-	0.04	0.00
Weighted average units – basic	41,191	40,579	40,361	39,209	36,860	36,734	36,381	31,291
Weighted average units - diluted	43,779	40,725	40,562	39,445	37,282	37,279	37,000	31,917

[1]The Q1 2006 results have been restated from the disclosure in the first quarter 2006 report to reflect the reclassification of the in-plant industrial cleaning service operation as discontinued operations.

Quarterly performance is affected by seasonal variation as described below. The year-over-year increases in revenue are due to the aggressive acquisition and internal growth capital program pursued by Newalta over the last two years, while the variability in net earnings is mainly attributable to changes in the estimated future income tax rates applicable to Newalta.

In 2006, the first and second quarter performance increased mainly as a result of continued high demand in the Western division as well as the establishment of the Eastern division by way of acquisition. The Eastern division added approximately $20.0 million in revenue each quarter in 2006. The net decrease in revenue and operating income from Q1 to Q2 in 2006 predominantly reflects the seasonality of the natural gas drilling services market and industry activity levels. Net earnings in Q2 of 2006 were positively impacted by an $8.7 million recovery of future income taxes due to the reduction in future federal and provincial income tax rates. Revenue in the third and fourth quarters of 2006 increased as a result of acquisitions completed in Québec and Atlantic Canada in both quarters. Net earnings for the third quarter were improved over the second quarter once the effect of the future income tax recovery is removed from the second quarter results. The fourth quarter saw a decrease in net earnings due to the decrease in the demand for Drill Site services consistent with the 40% drop in overall drilling activity when compared to the same period in 2005. The increase in the weighted average number of trust units in the second quarter was mainly attributable to the 7.0 million trust units issued as a result of the equity financing completed in March 2006.

In 2007, acquisitions completed in eastern Canada in the second half of 2006 helped to partially offset the weak natural gas drilling environment in western Canada. Western endured a weak natural gas drilling environment during the first quarter which was followed by continued weakness in the second quarter. This was further compounded by the spring breakup road bans and an extended wet season preventing the transportation of waste from well workovers and therefore reducing processing volumes. This resulted in lower revenue, earnings and operating income. In the third quarter operations returned to seasonal levels but operating income remained lower when compared to the same period in 2006, consistent with the continued weakness in the western Canadian natural gas drilling market. In the fourth quarter, operating income was affected by a loss on the disposition of office leasehold improvements of $2.0 million, higher borrowing costs and SG&A expenses. The increase in Q4 2007 net earnings over Q3 2007 is due to a future income tax recovery as a result of reduced future income tax rates. In January 2007, the Fund issued 3.0 million trust units for net proceeds of $73.9 million, which accounts for the majority of the increase in trust units outstanding from Q4 2006 to Q1 2007. The proceeds from this issuance were used to repay indebtedness incurred to fund the acquisitions and growth capital completed in the second half of 2006. The increase in the number of diluted units in Q4 2007 is due to the convertible debentures issued in November.

Seasonality of Operations

Quarterly performance is affected by, among other things, weather conditions, commodity prices, market demand and capital investments as well as acquisitions. Each of the Western and Eastern division is affected differently based on the types of services that are provided. The following seasonality descriptions provide the typical quarterly fluctuations in operational results in the absence of growth and acquisition capital.

For Western, the frozen ground during the winter months provides an optimal environment for drilling activities and consequently, the first quarter is typically strong. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for the Western division's services and therefore, the second quarter is generally the weakest quarter of the year for Western. The third quarter is typically the strongest quarter for Western due to favourable weather conditions and market cyclicality. Acquisitions and growth capital investments completed in the first half of the year will tend to strengthen second half financial performance. For Western, over the past two years quarterly revenue as a percentage of annual Western revenue was: 25% for the first quarter, 22% for the second quarter, 27% for the third quarter and finally fourth quarter revenue was 26%.

Eastern's services are curtailed by colder weather in the first quarter, which is typically its weakest quarter as aqueous wastes and onsite work are restricted by colder temperatures. The third quarter is typically the strongest for Eastern due to the more favourable weather conditions and market cyclicality. Similar to Western, growth capital investments made in the first half will tend to strengthen the second half performance. Based on historical information, it is estimated that first quarter revenue has ranged from 19 to 35% of annual revenue, second quarter revenue is estimated to be approximately 20 to 25%, the revenue for the third quarter is estimated to be between 26% to 27% and, finally, fourth quarter revenue is estimated to be approximately 31% to 35% of annual Eastern revenue.

Quarterly financial results were prepared by management in accordance with GAAP as set out in the notes to the annual audited consolidated financial statements of the Fund for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The term liquidity refers to the speed with which a company's assets can be converted into cash as well as cash on hand. Liquidity risk for the Fund may arise from its general day-to-day cash requirements, and in the management of its assets, liabilities and capital resources. Liquidity risk is managed against Newalta's financial leverage to meet its obligations and commitments in a balanced manner.

Our debt capital structure is as follows:

($000s)		December 31, 2007	December 31, 2006
Working capital		74,529	36,104
Use of credit facility:			
Senior long term debt (before related costs)		207,417	166,271
Letters of credit		40,095	38,377
Funded senior debt	A	247,512	204,648
Unused credit facility capacity		177,488	75,352
Debentures	B	115,000	-
Total Debt	=A+B	362,512	204,648

The increase in working capital year-over-year is due to higher accounts receivable and inventory. At current activity levels, working capital of $74.5 million (which includes ongoing requirements of approximately $18.0 million of working capital related to the Nova Pb acquisition) is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry. We have not purchased any asset-backed commercial paper investments and have had no direct impact from the collapse of the sub-prime mortgage markets in the United States. Despite the current natural gas drilling industry conditions, management views the credit risk to be normal. A measure used by the Fund as an indication of liquidity is the Current Ratio, which is defined as the ratio of total current assets to total current liabilities. The Current Ratio at December 31, 2007 reflected that Newalta has sufficient assets to cover its current liabilities by 1.65 times (at December 31, 2006 the ratio was 1.37 times). This ratio exceeds Newalta's bank covenant minimum requirement of 1.20:1.

SOURCES OF CASH

The Fund's liquidity needs can be sourced in several ways including: funds from operations, short and long-term borrowings against Newalta's credit facilities and the issuance of securities from treasury. In January 2007, 3.0 million trust units were issued for net proceeds of $73.9 million and Newalta issued $115.0 million of Debentures in November 2007. The proceeds from the issuance of the trust units and the Debentures were used to repay outstanding indebtedness on Newalta's credit facility.

Credit Facility

On October 12, 2007, we took steps to diversify Newalta's capital structure by extending its debt maturities through the arrangement of a new amended credit facility with a two-year term. The Credit Facility's maturity date is October 11, 2009. An extension of the Credit Facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. We replaced our previous credit facilities (comprised of a $35.0 million dollar operating facility and a $245.0 million extendible term credit facility) with a $425.0 million extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to issue letters of credit to third parties up to a maximum amount of $60.0 million. The aggregate dollar amount of letters of credit that were issued and are outstanding under the Credit Facility are not categorized in the financial statements as long term debt of Newalta; however, the amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Newalta is required to issue either a letter of credit or a bond with various environmental regulatory authorities to ensure that the eventual asset retirement obligations for facilities are fulfilled. These letters of credit or bonds will not be utilized unless Newalta defaults on its obligation to restore the lands to a condition acceptable by these authorities. At December 31, 2007, letters of credit and bonds issued as financial security to third parties totalled $51.6 million. Of this amount, $40.1 million is committed on the Credit Facility which provides for $60.0 million in letters of

credit. Bonds less than $25.0 million are not required to be offset against the borrowing amount available under the credit facility.

As at December 31, 2007, Newalta had funded senior debt of $247.5 million compared to $204.6 million at December 31, 2006, an increase of $42.9 million. The increase was due to recent acquisitions completed with total cash funding requirements of $83.7 million, working capital requirements for the lead-acid battery recycling business of approximately $18.0 million, growth and maintenance capital of $113.6 million and cash distributions in excess of cash flow generated from operating activities (which includes net changes in working capital) of $21.3 million. These were offset by an equity financing completed in January 2007 pursuant to which the Fund issued 3.0 million trust units for net proceeds of $73.9 million and the issuance of $115.0 million in Debentures in November 2007. At December 31, 2007, we had $177.5 million in unused credit facility capacity after giving effect to letters of credit outstanding.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of a covenant under its credit facility. Financial performance relative to the financial ratio covenants under the current Credit Facility is reflected in the table below:

Ratio	December 31, 2007	Threshold
Current Ratio[1]	**1.65:1**	1.20:1 minimum
Funded Debt to EBITDA[2]	**1.89:1**	3.00:1 maximum[3]
Fixed Charge Coverage Ratio[4]	**1.07:1**	1.00:1 minimum

[1]Current Ratio means, the ratio of consolidated current assets to consolidated net current liabilities (excluding the current portion of long-term debt and capital leases outstanding, if any).

[2]Funded Debt to EBITDA means the ratio of consolidated Funded Debt to the aggregate EBITDA for the trailing twelve-months. Funded Debt is defined as long-term debt and capital leases including any current portion thereof but excluding future income taxes and future site restoration costs. EBITDA is defined as the trailing twelve-months of EBITDA for the Fund which is normalized for any acquisitions completed during that time frame and excluding any dispositions incurred as if they had occurred at the beginning of the trailing twelve-months.

[3]In the third quarter of 2008, the threshold amount will decrease to 2.75:1.00 and in the first quarter of 2009 this threshold will decrease to 2.50:1.00.

[4] Fixed Charge Coverage Ratio means, based on the trailing 12-month EBITDA less unfinanced capital expenditures and cash taxes to the sum of the aggregate of principal payments (include amounts under capital leases), interest, dividends and cash distribution paid by the Fund for such period, other than cash payments in respect of the DRIP program of the Fund. Unlike the funded debt to EBITDA ratio, the Fixed Charge Coverage ratio trailing twelve month EBITDA is not normalized for acquisitions.

Debentures

The second part of the capital structure diversification strategy included the issuance of the Debentures in November 2007. The Debentures have a maturity date of November 30, 2012 and bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit (the "Conversion Price") at any time at the option of the holders of the Debentures. The net proceeds of the offering were used to repay outstanding indebtedness borrowed to fund acquisitions and growth capital and will not reduce the total amount available under the Credit Facility. The Debentures are not included in the definition of funded debt for the purposes of calculating financial covenants in the Credit Facility.

Upon maturity or redemption of the Debentures, the Fund may pay the outstanding principal of the Debentures in cash or may, elect to satisfy its obligations to repay all or a portion of the principal amount of the Debentures which have matured or been redeemed by issuing and delivering that number of trust units obtained by dividing the aggregate amount of principal of the Debentures which have matured or redeemed by 95% of the weighted average trading price of the trust units on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The Fund may also elect, subject to regulatory approval, from time to time, to satisfy its obligation to pay all or any part of the interest on the Debenture (the "Interest Obligation"), on the date it is payable under the Debenture Indenture, by delivering a sufficient number of trust units to the debenture trustee to satisfy all or any part, as the case may be, of the Interest Obligation.

Senior Notes

During the fourth quarter management entered into a letter agreement with J.P. Morgan Securities Inc. and CIBC World Markets Inc. (collectively, the "Agents") pursuant to which the Agents agreed to act as placement agents, on a best efforts basis, in connection with a possible offering by the Corporation of approximately $150.0 million of debt securities (the "Debt Securities") on a private placement basis. Due to the instability of the U.S. credit markets, we were unable to conclude a transaction on terms that were acceptable to Newalta and therefore this private placement is no longer being pursued.

USES OF CASH

Newalta's primary uses of funds are operational and administrative expenses, distributions, maintenance and growth capital spending, and acquisitions.

Capital Expenditures

Total planned capital expenditures for 2008 and actual capital expenditures for 2007 and 2006 are summarized as follows:

($000s)	**Budget 2008**	**2007**	2006
Growth capital	**110,000**	**96,380**	87,567
Acquisitions[1]	**-**	**96,666**	198,743
Total growth and acquisition capital	**110,000**	**193,046**	286,310
Maintenance capital	**25,000**	**17,235**	21,078
Total Capital Expenditures	**135,000**	**210,281**	307,388
Proceeds from disposal of capital assets	**-**	**(2,120)**	(454)
Proceeds from disposal of discontinued operations	**-**	**-**	(2,674)
Net capital expenditure funding requirement	**135,000**	**208,161**	304,260

(1) Newalta does not budget for acquisitions.

Growth capital and acquisitions in 2007 were funded by drawing on the Credit Facility. Growth capital expenditures consisted primarily of productivity improvements at several facilities, additional centrifuges and investments in information technology and infrastructure. A total of $120.0 million in growth capital investments was originally budgeted for 2007. Management revised this amount to $100.0 million, eliminating additional Drill Site growth capital investments. The 2007 growth capital program included $33.3 million in corporate investments that primarily relate to the implementation of a new information technology system throughout Canada and approximately $15.3 million in leasehold improvements and furniture (before $5.7 million in tenant improvement recoveries) for the new corporate head office which was completed in the fourth quarter of 2007. The remaining $63.1 million was invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Western and Eastern. We completed 7 acquisitions during the year mainly in eastern Canada. On a trailing twelve month basis, the total acquired revenue (as of the date of each acquisition) was approximately $128.0 million with EBITDA of approximately $46.0 million.

For 2008, we have planned a total of $135.0 million in capital spending. Of this amount, $90.0 million will be directed towards operations growth projects and $20.0 million is planned for corporate investments in innovation projects, information technology and office space (before tenant improvement recoveries). Approximately 70% of the growth capital investments are planned for the second half of 2008. Our $25.0 million maintenance capital budget is directed to landfill and a large number of small projects to maintain our assets in good operating condition. The average investment per facility is approximately $0.2 million. These projects will be funded out of excess cash from operating activities, if any, and bank borrowings. The operations growth projects are planned as follows:

Division	Approximate % of growth capital[1]	Use of funds
Western	10%	Average project is $0.5 million and targets high return/low risk
Eastern	25%	projects which improve productivity or expand capacity in our existing operations
Western	15%	Investment in infrastructure and productivity improvements in the facility network.
Eastern	20%	Continued expansion and upgrading of facilities to meet the waste handling requirements of LDR in Ontario and expanding the recently acquired lead-acid battery recycling facility.
Western	30%	Investments in mobile equipment to support onsite services for SAGD customers and U.S. markets.

(1) Newalta regularly assesses the allocation of growth capital expenditures and, as such, the dollar amounts allocated to each operating division may be re-allocated between the divisions and specific projects.

Maintenance capital expenditures are capital expenditures to replace and maintain depreciable assets at current service levels. These expenditures will vary from quarter-to-quarter and year-to-year depending on the utilization of the assets. The decrease of $3.8 million from 2006 is due to lower maintenance expenditures on Drill Site rental equipment. For fixed facilities maintenance capital expenditures tend to be relatively consistent year-over-year, while equipment that is rented out to customers will fluctuate based on its usage. Maintenance capital expenditures are budgeted annually and revised throughout the year to reflect the impact of actual utilization rates. These expenditures are funded out of cash flow generated from operating activities.

Distributions

On a per unit basis Newalta declared monthly distributions of $0.185 to unitholders in 2007 or $2.22 annually. In 2006, monthly distributions declared were $0.165 per month from January to April and $0.185 for the remainder of the year for a total distribution of $2.14 per unit. Newalta intends to maintain distributions at $0.185 per trust unit during 2008. We have the capital resources to fund our growth opportunities while remaining a mutual fund trust through 2008.

Newalta is uniquely positioned with a diversified business model and organic growth opportunities which will provide returns to our unitholders consistent with our historical performance. In addition, Newalta will act opportunistically in the event of new projects or acquisitions that can deliver high returns. Accordingly, we will structure Newalta to execute this strategic plan. We will provide an update to our unitholders on any conversion plans later in 2008 based on our financial performance, the development of our organic growth and acquisition opportunities and the enactment of legislation regarding the conversion to a corporation on a tax-efficient basis. In any event, we expect to convert to a growth oriented dividend yielding company providing a balance for disciplined management, good governance and returns to unitholders.

The following table is recommended by the Canadian Securities Administrators as additional information to users of income fund and mutual fund trust financial statements. It provides another perspective on the sourcing of cash to fund distributions:

	Three Months Ended December 31		**Year Ended December 31**		
($000s)	**2007**	2006	**2007**	2006	2005
Cash flows generated from operating activities	**21,675**	29,827	**54,058**	111,963	71,732
Distributions declared	**(22,929)**	(20,460)	**(90,117)**	(75,923)	(49,602)
Cash (shortfall) excess	**(1,254)**	9,367	**(36,059)**	36,040	22,130
Net earnings	**23,613**	15,356	**61,189**	75,565	46,978
Distributions declared	**(22,929)**	(20,460)	**(90,117)**	(75,923)	(49,602)
Net earnings (shortfall) excess	**684**	(5,104)	**(28,928)**	(358)	(2,624)

For both the fourth quarter and the year, cash flow generated from operating activities and net earnings were less than distributions declared. Distributions declared and cash distributed levels are monitored and assessed through internal forecasts which incorporate the most recent operating and financial results, maintenance and growth capital requirements as well as market activity and conditions. Based on this analysis, management does not believe that the shortfalls in the table above have resulted in an economic return of capital to investors. In 2006 and 2005, cash in excess of distributions was used to fund capital expenditure programs.

Distributions declared in excess of cash flow generated from operating activities in the short term were funded by drawing on the Credit Facility, the Fund's DRIP program which reinvested $13.9 million in distributions that were reinvested by unitholders year-to-date and cash received through the exercise of rights by employees and directors of $3.2 million. The net earnings shortfall is mainly attributable to amortization and accretion expense, a non-cash expense, of $43.3 million. The majority of the assets related to this expense are funded by drawing on the Credit Facility in the absence of excess cash from operations. Therefore, Management expects that there will continue to be a net earnings shortfall which will decrease as cash flow generated from operating activities increases.

Contractual Obligations

The Fund's contractual obligations and payments, as at December 31, 2007, are outlined in the following table:

($000s)	**Total**	**Less than one year**	**1-3 years**	**4-5 years**	**Thereafter**
Building leases	79,356	7,494	14,540	12,666	44,656
Operating leases	28,789	7,655	13,091	8,043	-
Surface leases	5,295	1,019	2,097	2,179	-
Convertible debentures	155,585	8,385	24,150	123,050	
Senior long term debt[(1)]	207,417	-	207,417	-	-
Total commitments	**476,442**	**24,553**	**261,295**	**145,938**	**44,656**

(1) Repayment is the principal amount outstanding at December 31, 2007, assuming no extension. Future interest expense related to the senior long term debt is not reflected.

The most significant near term portion of the Fund's long-term obligation are its office building leases which range from 5 to 17 years. The total estimated future cost for asset retirement obligations at December 31, 2007 was $9.8 billion. The net present value of this amount, $21.0 million (using a discount rate of 8%), has been accrued on the consolidated balance sheet at December 31, 2007. The majority of the undiscounted future asset retirement obligations relates to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the Stoney Creek landfill, the total future costs are $36.0 million

OFF-BALANCE SHEET ARRANGEMENTS

Newalta currently has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services was $0.8 million for the year ended December 31, 2007 ($0.8 million in 2006).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the year ended December 31, 2007 was $1.5 million ($1.7 million in 2006).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FOURTH QUARTER

2007 ($000s)	Western	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	91,025	46,008	-	42	137,075
Inter segment revenue[1]	114	-	(114)	-	-
Operating expense	60,499	34,983	(114)	-	95,368
Amortization and accretion	5,823	3,513	-	4,069	13,405
Net margin	24,817	7,512	-	(4,027)	28,302
Selling, general and administrative	-	-	-	15,209	15,209
Interest expense	-	-	-	5,309	5,309
Operating income – continuing operations	24,817	7,512	-	(24,545)	7,784
Capital expenditures[3]	14,843	73,418	-	17,446	105,707
Goodwill	62,280	41,317	-	-	103,597
Total assets	565,534	396,589	-	61,358	1,023,481

2006 ($000s)	Western	Eastern	Inter-segment	Unallocated[2]	Consolidated Total
External revenue	90,686	31,812	-	-	122,498
Inter segment revenue[1]	(69)	69	-	-	-
Operating expense	59,388	22,903	-	-	82,291
Amortization and accretion	5,703	3,598	-	676	9,977
Net margin	25,526	5,380	-	(676)	30,230
Selling, general and administrative	-	-	-	11,597	11,597
Interest expense	-	-	-	2,424	2,424
Operating income – continuing operations	25,526	5,380	-	(14,697)	16,209
Operating income – discontinued operations	-	(172)	-	-	172
Capital expenditures[3]	23,781	56,577	-	8,520	88,878
Goodwill	54,961	35,117	-	-	90,078
Total assets	509,329	255,449	-	38,066	802,844

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.
[2] Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.
[3] Includes capital asset additions and the purchase price of acquisitions.

OVERALL PERFORMANCE

Revenue in the fourth quarter was up 12% to $137.1 million compared to the same period in 2006. The operating segments generated, on a combined basis, divisional net margin of $32.3 million, an increase of 5% over the prior year's $30.9 million. This is the first quarter in 2007 where the current year results have surpassed the prior year on an operational basis. Eastern contributed $2.1 million in net margin growth while Western was down $0.7 million over the same period in 2006. Operating income of the Fund decreased 52% to $7.8 million mainly due to a $2.1 million loss on the disposal of leasehold improvements associated with the early termination of office space leases as well as increased SG&A and interest expense incurred in anticipation of revenue gains. Net earnings increased 54% to $23.6 million due to a future income tax recovery as a result of the decrease in the estimated future income tax rate. Corporate initiatives undertaken during the year, including growth capital investments, acquisitions and improved utilization of operational assets, have contributed significantly to these results.

SG&A costs increased by $3.6 million to $15.2 million, and were 11% of revenue compared to 9.5% in the fourth quarter of 2006. The increase in costs is related to salaries and costs associated with acquisitions and some costs to support the initial implementation of our new accounting software system. In 2008, the information technology department was downsized significantly to match the reduced support requirements. In addition, we carried the incremental cost of unoccupied office building leases as we transitioned into our new building in December 2007. Management's objective is still to maintain SG&A costs at 10% or less of revenue.

Maintenance capital expenditures for the quarter were $6.2 million compared to $4.9 million in 2006. Growth capital expenditures were $40.4 million. Growth capital of $13.1 million was invested in Eastern focusing on facility improvements, productivity and efficiency improvements and service growth. In Western, $10.9 million in growth capital was spent to expand process facilities, develop satellite facilities, expand onsite equipment as well as efficiency improvements across the oilfield network.

We also completed the acquisition of a lead-acid battery recycling facility in Ste. Catherine, Québec. The facility has two kilns which are used to produce recycled lead, one of which is currently idle creating a future growth opportunity for Newalta. Since certain inventory relating to operations prior to November 1, 2007 was sold for the account of the previous owners after November 1, 2007, we did not begin to see contribution from these operations until December 2007.

WESTERN DIVISION

Overall, Western's revenue and net margin remained flat year-over-year despite a weaker natural gas drilling environment. In the fourth quarter of 2007 the number of wells drilled decreased 5% and wells completed decreased by 26% compared to the same period in 2006.

Drill Site's performance was at breakeven levels in the quarter, as we absorbed the cost associated with restructuring completed in the fourth quarter. The full benefits of this restructuring will be seen in the first quarter of 2008. During the year we have increased the redeployed Drill Site equipment to the U.S. mid-west market where drilling activity is stronger. In the fourth quarter 2007, we increased the number of Drill Site equipment units in the U.S. to 23 units compared to 4 units in the same period in 2006. As a result, Drill Site equipment in use remained flat at 38 units compared to Q4 2006 notwithstanding the industry's overall 27% decrease drilling rigs in use.

Oilfield's revenue increased 16% driven by onsite SAGD waste management projects which was offset by lower water disposal revenue at fixed facilities. Oil prices were up 44% in the fourth quarter and crude oil recovered to Newalta's account decreased by 4% to 95,400 barrels resulting in a net increase in crude oil sales of $2.0 million.

Industrial's performance was down modestly in the fourth quarter of 2007 compared to the same period in 2006. Used oil collected volumes were flat year-over-year. Product sales were down 15% and inventory increased due to a shift in the timing of customer purchases.

EASTERN DIVISION

Eastern contributed to all of Newalta's growth in the fourth quarter in both revenue and net margin which were up 45% and 40% respectively. The geographic diversification strategy is becoming evident as the Eastern division's contribution to total revenue increased to 34% of Newalta's total revenue compared with only 26% in the fourth quarter of 2006. Furthermore, Eastern's net margin contributed to 23% of Newalta's combined divisional net margin in 2007 compared with only 17% in 2006. Most of the benefit in 2007 was derived from acquisitions completed in Québec and Atlantic Canada in the second half of 2006 and throughout 2007.

Approximately 45% of the waste receipts at the Stoney Creek landfill come from project work which will vary from quarter-to-quarter, depending on the effects of weather and the timing of projects. Over the course of the year, waste receipts were up overall. Ontario's performance was slightly weaker in the fourth quarter as landfill waste receipts were down by 14%. However, pricing remained strong and partially offset the decrease in volumes. Price increases at service centres offset decreases in waste receipts compared to the fourth quarter of 2006.

Québec/Atlantic Canada contributed to all of Eastern's growth in the fourth quarter of 2007. This growth came from acquisitions which are performing in line with management's expectations and we anticipate that the integration of these operations are expected to be completed by mid 2008.

SENSITIVITIES

Our revenue is sensitive to changes in commodity prices for crude oil, natural gas, base oils, and lead. Cash from operating activities is also sensitive to changes in interest rates as well as the exchange rate

between the Canadian and U.S. dollars. These factors have both a direct and indirect impact on our business. The direct impact of the commodity prices is reflected in the revenue received from the sale of products such as crude oil, base oils and lead. The indirect impact is the effect that the variation of these factors has on activity levels of our customers and therefore the demand for services. The indirect impact of fluctuations in the commodity prices and other factors previously discussed are not quantifiable.

With the acquisition of the lead-acid battery recycling facility in the fourth quarter of 2007, Newalta's revenue is now exposed to the variability of lead prices. The revenue contribution between direct lead sales and tolling services is approximately even. The variability of lead prices is partially offset because our feedstock to produce recycled lead for direct lead sales is obtained through the procurement of waste batteries, the cost of which also fluctuates with the price of lead but historically the adjustment to feedstock has lagged the change in the price of lead by up to six months. Therefore the impact of an increase in lead prices will not have the same dollar for dollar impact of a decrease in lead prices. Tolling revenue is not subject to the same variation in lead prices because the fees are fixed.

The following table provides management's estimates of fluctuations in key inputs and prices and the direct impact on revenue from product sales:

	Change in benchmark	Impact on Revenue ($)
LME lead price (Cdn$/lb)[1]	$0.10	6.4 million
WTI oil price (Cdn$/bbl)[2]	$1.00	0.4 million
Gulf Coast Base oil ($Cdn/litre)[3]	$0.05	0.8 million

(1) Based on approximately 29,000 tonnes of direct lead sales and the Canadian dollar at par with the U.S. dollar.
(2) The impact on cash flow is estimated for oil sales only using 2007 volumes sold to Newalta's account of approximately 369,000 barrels.
(3) Based on approximately 51.0 million litres of finished product sold.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in accordance with GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset retirement obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities, landfills and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. There were no significant changes in the estimates used to prepare the asset retirement obligation in 2007 compared to those provided in the Fund's annual consolidated financial statements for the year ended December 31, 2006.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires a valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data. The increase of $13.5 million since December 31, 2006 relates entirely to acquisitions completed in 2007. Management tests the valuation of goodwill at each September 30 and did not see any impairment in the goodwill balance recorded. In addition, management assesses the reasonableness of assumptions used for the September 30 valuation to determine if further impairment testing is required at December 31. We determined that no further impairment testing was necessary at December 31, 2007.

Stock based compensation

Newalta has a Trust Unit Rights Incentive Plan adopted in 2003 (the "2003 Plan") and a Trust Unit Rights Incentive Plan adopted in 2006 (the "2006 Plan"). The 2003 Plan and 2006 Plan differ in the manner in which they may be settled by the grantee. The rights granted under the 2003 Plan may only be settled in Trust Units, while the rights granted under the 2006 Plan may be settled net in cash by the grantee. As such, rights granted under the 2003 Plan are accounted for in accordance with the fair value recognition provisions of GAAP. Accordingly, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of the rights (including the number of stock-based awards that are expected to be forfeited), the expected volatility of the Fund's units and the expected distributions.

The rights granted under the 2006 Plan are accounted for as stock appreciation rights since they may be subject to a net cash settlement provision. Accordingly, they are re-measured at each balance sheet date to reflect the net cash liability at that date.

Future income taxes

Future income taxes are estimated based upon temporary differences between the book value and the tax value of assets and liabilities using the applicable future income tax rates under current law. The change in these temporary differences results in a future income tax expense or recovery. The most significant risk in this estimate is the future income tax rates used for each entity. On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities including mutual fund trusts such as the Fund and its unitholders was enacted (the "New Tax Legislation"). The New Tax legislation will apply a tax at the trust level on distributions of certain income from the Fund at a rate of tax of 29.5% (the provincial tax rate included in this rate was 13%, however, the federal budget released on February 26, 2008 proposed to replace that rate with the applicable provincial tax rate in which the Fund has permanent establishments). Such distributions will be treated as dividends to the unitholders. There was no impact on the Fund at December 31, 2007 as a result of the enactment of the New Tax Legislation.

It is expected that the new distribution tax (subject to any undue expansion) will apply to the Fund commencing in 2011.

The New Tax Legislation permits "normal growth" for the Fund through the transitional period between October 31, 2006 and December 31, 2010. However, "undue expansion" could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the "Guidelines"). Under the Guidelines, the Fund will be able to increase its equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount will be measured by reference to the trust's market capitalization as of the end of trading on October 31, 2006. Newalta's market capitalization at the close of trading on October 31, 2006 was $1.218 billion. The safe harbour for years up to 2011 will be as follows:

Time Period	Newalta's Safe Harbour Limit ($)	Safe Harbour Limit Used During the Applicable Period ($)	Remaining Safe Harbour Limit Available ($)
November 1, 2006 to December 31, 2007	487,200	221,942[1]	265,258
2008	243,600	-	243,600
2009	243,600	-	243,600
2010	243,600	-	243,600
Total	1,218,000	221,942	996,058

(1) Comprised of gross proceeds issued from the issuance of trust units issued from treasury as a result of equity financings in January 2007, gross proceeds from the issue of Debentures, proceeds from the exercise of right granted pursuant to the Trust Unit Rights Incentive Plans and the reinvestment by unitholders of distributions pursuant to the DRIP. Canada's Finance department ("Finance") has not provided guidance on how units issued as a result of the exercise of TURIPs are to be handled for the purpose of determining the safe harbour limit. Therefore, the amount calculated above may be subject to adjustment upon further clarification from Finance.

The safe harbour limits reflected above are subject to some restrictions:

- The annual safe harbour amounts are cumulative.
- New equity for these purposes includes units and debt that is convertible into units.
- Replacing debt of the Fund itself that was outstanding as of October 31, 2006 with new equity whether through a debenture conversion or otherwise, will not be considered growth for these purposes. As of October 31, 2006, the Fund had no outstanding debt. New, non-convertible debt can also be issued without affecting the safe harbour; however, the replacement of that new debt with equity will be counted as growth.
- The merger of two or more trusts each of which was publicly-traded on October 31, 2006, or a reorganization of such a trust, will not be considered growth to the extent that there is no net addition to equity as a result of the merger or reorganization.

In addition, the New Tax Legislation may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the New Tax Legislation.

AMORTIZATION AND ACCRETION

Amortization of capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of plant and equipment. Accretion expense is the increase in the asset retirement obligation over time. The asset retirement obligation is based on estimates that may change as more experience is obtained or as general market conditions change impacting the future cost of abandoning the Fund's facilities. Amortization of capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operating of plant and equipment.

ADOPTION OF NEW ACCOUNTING STANDARDS IN 2007 AND 2008

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The Section requires that voluntary changes in accounting policy are only to be made if they result in the financial statements providing reliable and more relevant information and includes new disclosure requirements in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with CICA Handbook section 3862, Financial Instruments-Disclosures and section 3863, Financial Instruments-Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2007, the Fund also adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and section 3865 Hedges. These new Handbook sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles. Section 1530 requires the Fund to present a new statement entitled Comprehensive Income. The new statement is included in the Fund's accompanying consolidated financial statements for the years ended December 31, 2007 and 2006.

New Accounting Standards in 2008 and 2009

Sections that will be effective January 1, 2008 for the Fund are:

CICA Handbook Section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

CICA Handbook Section 3031, Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows and are not expected to have a material effect on the financial statements of the Fund:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when a subsequent increase to the value of inventories occurs

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the new standards will be adopted for fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of the adoption of this new Section on the Fund's consolidated financial statements. We do not expect that the adoption of this new Section will have a material impact on the consolidated financial statements.

BUSINESS RISKS

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6 or by facsimile at (403) 806-7032.

FINANCIAL AND OTHER INSTRUMENTS

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from its customers is mitigated by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in U.S. dollar exchange rates relative to the Canadian dollar. Newalta sells and purchases some products in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer (collectively the "Certifying Officers") have evaluated the effectiveness of Newalta's disclosure controls and procedures as of December 31, 2007 and have concluded that such disclosure controls and procedures were effective. In addition, the Certifying Officers have designed, or caused it to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There have not been any changes in the internal control over financial reporting in the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect the internal control over the financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Annual Information Form, is available through the internet on the Canadian SEDAR which can be accessed at www.sedar.com. Copies of the Annual

Information Form of the Fund may be obtained from Newalta Corporation at 211 – 11th Avenue S.W., Calgary, Alberta T2R 0C6 or by facsimile at (403) 806-7032.

Newalta Income Fund
Consolidated Balance Sheets (unaudited)

($000s)	December 31, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	**159,749**	120,621
Inventories (Note 5)	**24,122**	9,238
Prepaid expenses and other assets	**6,129**	3,729
	190,000	133,588
Notes receivable (Note 6)	**1,424**	1,031
Capital assets (Note 7)	**661,605**	528,085
Intangible assets (Note 8)	**66,855**	50,062
Goodwill (Note 3)	**103,597**	90,078
	1,023,481	802,844
Liabilities		
Current liabilities		
Accounts payable	**107,809**	90,650
Distributions payable (Note 16)	**7,662**	6,834
	115,471	97,484
Senior long-term debt (Note 9)	**206,940**	166,271
Convertible debentures – debt portion (Note 10)	**108,336**	-
Future income taxes (Note 11)	**49,840**	72,910
Asset retirement obligations (Note 12)	**20,985**	18,484
	501,572	355,149
Unitholders' Equity (Notes 13 and 10)		
Unitholders' capital	**496,027**	394,601
Convertible debentures – equity portion	**1,850**	-
Contributed surplus	**1,092**	1,226
Retained earnings	**22,940**	51,868
	521,909	447,695
	1,023,481	802,844

Newalta Income Fund
Consolidated Statements of Operations, Comprehensive Income and Retained Earnings (unaudited)

($000s except per unit data)	For the three months ended December 31		For the year ended December 31	
	2007	2006	**2007**	2006
Revenue	**137,075**	122,498	**499,864**	441,041
Expenses				
Operating	**95,368**	82,291	**348,660**	279,189
Selling, general and administrative	**15,209**	11,597	**54,279**	42,977
Finance charges	**5,309**	2,424	**13,879**	7,665
Amortization and accretion	**13,405**	9,977	**43,284**	34,319
	129,291	106,289	**460,102**	364,150
	7,784	16,209	**39,762**	76,891
Provision for (recovery of) income taxes (Note 11)				
Current	**479**	(229)	**1,351**	90
Future	**(16,308)**	910	**(22,778)**	2,721
	(15,829)	681	**(21,427)**	2,811
Net earnings from continuing operations	**23,613**	15,528	**61,189**	74,080
Earnings from discontinued operations (Note 4)	**-**	(172)	**-**	1,485
Net earnings and comprehensive income	**23,613**	15,356	**61,189**	75,565
Retained earnings, beginning of period	**22,256**	56,972	**51,868**	52,226
Distributions	**(22,929)**	(20,460)	**(90,117)**	(75,923)
Retained earnings, end of period	**22,940**	51,868	**22,940**	51,868
Earnings per unit from continuing operations (Note 15)	**0.57**	0.42	**1.52**	2.10
Earnings per unit from discontinued operations (Note 15)	**-**	(0.00)	**-**	0.04
Earnings per unit	**0.57**	0.42	**1.52**	2.14
Diluted earnings per unit, continuing operations (Note 15)	**0.53**	0.41	**1.51**	2.07
Diluted earnings per unit, discontinued operations (Note 15)	**-**	(0.00)	**-**	0.04
Diluted earnings per unit	**0.53**	0.41	**1.51**	2.11

Newalta Income Fund
Consolidated Statements of Cash Flows (unaudited)

($000s)	For the three months ended December 31, 2007	2006	For the year ended December 31, 2007	2006
Net inflow (outflow) of cash related to the following activities:				
OPERATING ACTIVITIES				
Net earnings from continuing operations	**23,613**	15,528	**61,189**	74,080
Items not requiring cash:				
Amortization and accretion	**13,405**	9,977	**43,284**	34,319
Future income taxes (recovery)	**(16,308)**	910	**(22,778)**	2,721
Funds provided by discontinued operations (Note 4)	**-**	-	**-**	811
Other	**(182)**	72	**(1,725)**	579
	20,528	26,487	**79,970**	112,510
Decrease (increase) in non-cash operating net assets (Note 20)	**2,028**	3,900	**(24,201)**	772
Asset retirement costs incurred	**(881)**	(560)	**(1,711)**	(1,319)
	21,675	29,827	**54,058**	111,963
INVESTING ACTIVITIES				
Additions to capital assets (Note 20)	**(43,474)**	(46,037)	**(125,335)**	(105,507)
Net proceeds on sale of capital assets	**272**	66	**2,120**	454
Acquisitions (Note 3)	**(46,074)**	(35,295)	**(82,882)**	(184,668)
Proceeds on disposal of discontinued operations	**-**	(133)	**-**	2,674
	(89,276)	(81,399)	**(206,097)**	(287,047)
FINANCING ACTIVITIES				
Issuance of units	**(170)**	787	**77,158**	189,912
Issuance of convertible debentures	**110,050**	-	**110,050**	-
Increase (decrease) in debt	**(23,910)**	69,258	**40,669**	50,203
Settlement of acquired debt	**-**	-	**(784)**	-
Decrease in notes receivable	**69**	73	**302**	324
Distributions to unitholders	**(18,438)**	(18,546)	**(75,356)**	(65,355)
	67,601	51,572	**152,039**	175,084
Net cash inflow	**-**	-	**-**	-
Cash – beginning of period	**-**	-	**-**	-
Cash – end of period	**-**	-	**-**	-
Supplementary information:				
Interest paid	**4,077**	2,116	**12,260**	7,168
Income taxes paid	**172**	290	**889**	4,690

NEWALTA INCOME FUND

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006
(all tables are in $000s except per unit data) (unaudited)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly owned operating subsidiaries Newalta Corporation (the "Corporation") and Newalta Industrial Services Inc. ("NISI",and together with the Corporation and the Fund, "Newalta"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation services.

1. Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Cash and cash equivalents
Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

Inventory
Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5). Cost of finished goods includes the laid down cost of materials plus the cost of direct labor applied to the product and the applicable share of overhead expense. Cost of other items of inventory comprises the laid down cost.

Capital and intangible assets
Capital and intangible assets are stated at cost, less accumulated amortization. The carrying values of capital assets and intangible assets are reviewed at least annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Amortization rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks and mobile equipment and is principally depreciated at rates of 5-10% of the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Some equipment is depreciated based on utilization rates. The utilization rate is determined by dividing the cost of the asset (net of estimated salvage value) by the estimated future hours of service.

Intangible assets consist of certain production processes, trademarks, permits and agreements, which are amortized over the period of the contractual benefit of 3-20 years, straight line. Certain permits are deemed to have indefinite lives and therefore are not amortized. These permits were acquired as a part of acquisitions. There are no costs to renew these permits provided that Newalta remains in good standing with regulatory authorities. As such, management reviews any changes in the regulatory environment that could cause impairment in the value ascribed to these permits. As at December 31, 2007, there was no impairment in the value of these permits.

Landfill assets

Landfill assets represent the costs of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

The cost of landfill assets, together with projected landfill construction and development costs for permitted capacity, is amortized on a per unit basis as landfill airspace is consumed. Management annually updates landfill capacity estimates, based on survey information provided by independent engineers, and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of acquired businesses. The Fund, at least annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their estimated remaining lives. Management's determination at September 30, 2007 and December 31, 2007 was that goodwill was not impaired.

Asset retirement obligations

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation and NISI based on the useful lives of the assets and the long term commitments of certain sites (20 to 300 years). Over this period, the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in amortization and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology and industry standards. Actual asset retirement costs are charged against the provision as incurred.

Revenue recognition

The major sources of revenue relate to the processing of waste material and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines. For construction projects and well abandonment work, revenue is recognized on a percentage of completion basis.

Income taxes

The Fund is a trust for income tax purposes and is taxable on taxable income not allocated to the unitholders until 2011. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level. The Corporation and NISI are taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Both the Fund and its wholly owned subsidiaries follow the liability method of accounting for income taxes. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Future income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of

units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method for the trust unit rights and the "if converted" method for the convertible debentures.

Trust Unit Rights Incentive Plan

The Fund has two unit-based compensation plans, the 2003 Trust Unit Rights Incentive Plan (the "2003 Plan") and the 2006 Trust Unit Rights Incentive Plan (the "2006 Plan", and together with the 2003 Plan, the "Rights Incentive Plans"), (see Note 14). Under the Rights Incentive Plans the Fund may grant to directors, officers, employees and consultants of the Fund, the Corporation, NISI or any affiliate of the Fund rights to acquire up to 10% of the issued and outstanding trust units. The Fund uses the fair value method to account for the rights granted pursuant to the 2003 Plan and recognizes the unit based compensation expense over the vesting period of the rights, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders' capital. Forfeitures are accounted for as incurred.

The 2006 Plan allows for individuals to settle their rights in cash. Accordingly, the Fund uses the intrinsic value method to account for these rights. The intrinsic value reflects the net cash liability calculated as the difference between the market value of the trust units and the exercise price of the right. This is re-measured at each reporting date.

Financial Instruments

Classification

Under Section 3855, all financial instruments are classified into one of five categories and measured as follows:

Category	Measurement
Held-for-trading	Fair value and changes in fair value are recognized in net earnings
Held-to-maturity investments	Amortized cost
Loans and receivables	Amortized cost
Available-for-sale financial assets	Fair value and changes in fair value are recorded in other comprehensive income until the instrument is derecognized or impaired
Other liabilities	Amortized cost

As a result of the adoption of these new standards, the Fund has classified its cash and cash equivalents as held-for-trading. Accounts receivable and notes receivable are classified as loans and receivables. Senior long-term debt, convertible debentures, accounts payable and distributions payable are classified as other liabilities, all of which are measured at amortized cost. The Fund does not have any derivatives or embedded derivatives to report.

These standards were applied retrospectively as of January 1, 2007 without restatement of prior year's figures.

Convertible Debentures

Newalta presents outstanding convertible debentures in their debt and equity component parts on the consolidated balance sheet. The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue. Typically, this results in an accounting value assigned to the debt component of the convertible debentures which is less than the principal amount due at maturity. The debt component presented on the consolidated balance sheet increases over the term of the relevant debenture to the full face value of the outstanding debentures at maturity. The difference is reflected as increased interest expense with the result that adjusted interest expense reflects the effective yield of the debt component of the convertible debentures. The equity component of the convertible debentures is presented under "*Unitholders' Equity*" in the consolidated balance sheet. The equity component represents the value ascribed to the conversion right granted to the holder, which remains a fixed amount over the term of the related debentures. Upon conversion of the debentures into trust units by the holders, a proportionate amount of both the debt and equity components are transferred to Unitholders' capital. Accretion and interest expense for the convertible debentures are reflected as finance charges in the consolidated statement of operations.

Transaction Costs

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Other Liabilities are presented net of the related transaction costs. The adoption of these new standards had no impact on the Fund's retained earnings or accumulated other comprehensive income as at January 1, 2007. The carrying values of financial assets and liabilities approximate their fair values.

Measurement uncertainty

The preparation of the Fund's financial statements in a timely manner and in accordance with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenue and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for amortization, accretion, future asset retirement obligations, the equity component of convertible debentures and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

2. Accounting Changes

Effective January 1, 2007, the Fund adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook section 1506, Accounting Changes. The impact of this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

Effective January 1, 2007, the Fund adopted the new recommendations under CICA Handbook section 1530, Comprehensive Income, section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owners' sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

The CICA issued Handbook section 3862, Financial Instruments - Disclosures and section 3863, Financial Instruments - Presentation which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Fund will adopt these standards on January 1, 2008 and it is expected the only effect on the Fund will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance, and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Effective January 1, 2008, the new accounting standard, CICA Handbook section 1535, Capital Disclosures, will require the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital.

Effective January 1, 2008, Newalta will adopt the new accounting standard, CICA Handbook section 3031, Inventories, which replaces the existing standard for inventories, section 3030. The main features of the new section are as follows:

- Measurement of inventories at the lower of cost and net realizable value;
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

Application of the new section is not expected to have a significant impact on the financial statements.

In February 2008, CICA issued section 3064, Goodwill and intangible assets, replacing section 3062, Goodwill and other intangible assets and section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Fund will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous section 3062. Management is currently evaluating the impact of the adoption of this new section on its consolidated financial statements and does not expect that the adoption of this new section will have a material impact on its financial statements.

3. Acquisitions

a) On April 1, 2007, the Western division acquired all of the assets of Panaco Fluid Filtration Systems Ltd. ("Panaco") for a total purchase price of $6.0 million in cash. Panaco and its 15 people based out of Rocky Mountain House, Alberta, deliver onsite fluid filtration services to refineries and gas plants as well as oil and gas exploration drilling locations. Panaco provides services to western Canada and the United States.

Effective May 1, 2007, the Eastern division acquired the operating assets of three private entities (collectively referred to as "Envirex"), based out of Québec for a collective purchase price of $8.1 million in cash. This acquisition adds four centrifuges to Eastern servicing the Québec refinery and petrochemical market. The acquired operations include a fleet of eight vacuum trucks and pressure washers and a household waste, small industrial waste generator and soil treatment business.

Effective May 1, 2007, the Eastern division acquired a portion of the operating assets of EcoloSite Inc. ("EcoloSite"), based in London, Ontario, for a total purchase price of $3.1 million, comprised of $2.4 million in cash and the assumption of $0.7 million in debt. EcoloSite operates one facility with 13 people servicing customers across Ontario and the Maritimes in mobile onsite treatment and the management of industrial and municipal waste.

The assets of Eastern Environmental Services Ltd. ("Eastern Environmental") were acquired by the Eastern division effective June 1, 2007 for a total purchase price of $9.4 million in cash. The acquired operations include 30 experienced people, a fleet of mobile services, a transfer station and processing facility located in Sussex, New Brunswick and a satellite office in Bedford, Nova Scotia.

The assets of New West Fluid Management Inc. ("New West") were acquired by the Western division effective July 5, 2007 for a total purchase price of $9.8 million in cash. The acquired operations include a fleet of 15 vacuum trucks, 30 people and 12 technical field consultants that provide site remediation and abandonment services.

The Eastern division acquired the assets of Bucke Environmental Services & Transportation Inc. ("BEST") effective July 6, 2007 for a total purchase price of $1.4 million, comprised of $1.4 million in cash and the assumption of $48 thousand in debt. The acquired assets include four vacuum trucks and related assets in the Windsor, Ontario area.

On October 16, 2007, the Eastern division completed the acquisition of Nova Pb Inc.'s ("Nova Pb") lead recycling facility business for total consideration of $58.8 million comprised of $45.8 million in cash paid at closing, $0.5 million in cash payable in 2008, $2.5 million in post-closing adjustments and the balance was funded through the issuance of 510,690 trust units valued at $10.0 million. Although the effective date of the transaction was November 1, 2007, since certain inventory relating to the operation of the business prior to November 1, 2007 were sold for the account of Nova Pb after November 1, 2007, Newalta received nominal revenue related to this operation prior to December 1, 2007.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed were:

	Panaco	Envirex	EcoloSite	Eastern Environ-mental	New West	BEST	Nova	Total
Cash consideration	5,963	8,090	2,409	9,393	9,806	1,401	45,820	82,882
Debt assumed	-	-	737	-	-	47	-	784
Equity issued	-	-	-	-	-	-	10,000	10,000
Deferred payments	-	-	-	-	-	-	3,000	3,000
Total Purchase Price	**5,963**	**8,090**	**3,146**	**9,393**	**9,806**	**1,448**	**58,820**	**96,666**
Net working capital	294	(52)	-	225	20	-	2,676	3,163
Capital assets:								
Land	45	400	-	202	-	-	1,115	1,762
Plant & equipment	2,305	5,142	2,572	3,986	4,286	1,098	39,354	58,743
Intangibles	500	1,000	10	1,000	1,000	350	16,000	19,860
Goodwill	2,819	1,600	580	4,020	4,500	-	-	13,519
Asset retirement obligations	-	-	(16)	(40)	-	-	(617)	(673)
Future income tax liability	-	-	-	-	-	-	292	292
	5,963	**8,090**	**3,146**	**9,393**	**9,806**	**1,448**	**58,820**	**96,666**

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions. The allocation of the purchase prices are subject to changes, as management obtains further information.

b) On January 6, 2006, the Fund, through a wholly-owned subsidiary, acquired all the shares of PSC Industrial Services Canada Inc. ("PSC Canada"). PSC Canada is engaged in the business of collecting and disposing of industrial waste material in southern Ontario. The acquired operations were established as a separate division of Newalta, which is now the Eastern division.

On June 1, 2006, the Fund acquired all the issued and outstanding shares of Treeline Environmental Projects Corp. and Treeline Well Abandonment and Reclamation Ltd. (collectively "Treeline"). The two companies manage waste handling and abandonment operations for oil producers and drillers. The business activities are complementary to the Western division and the consolidated results are included from the closing date, June 1, 2006.

The operating assets of Quebec-based Norama Industries Inc. ("Norama") were acquired by NISI on August 1, 2006 for cash consideration of $10.8 million. Norama added to the Eastern division, a network of three facilities with 100 people and provides industrial cleaning and environmental services to refinery, petrochemical, industrial and manufacturing companies.

On August 31, 2006, the Eastern division acquired all of the operating assets of Island Waste Management Inc. ("Island Waste") for $5.8 million. Island Waste and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies.

On October 6, 2006, the Eastern division acquired the operating assets of the hazardous waste and industrial cleaning division of Services Matrec Inc. ("Matrec") for $30.5 million in cash. These operations have a network of facilities throughout Quebec with 130 people and provide collection, treatment and disposal of industrial wastes, soil and water treatment services and on-site industrial cleaning services.

On November 1, 2006 the operating assets of Solutions Environnementales MPM ("MPM") were acquired by the Eastern division for $3.9 million in cash. MPM provides environmental solutions and industrial waste management services to automotive and other industrial companies in Quebec.

On December 7, 2006 the Eastern division acquired the assets of Dartmouth, Nova Scotia-based Matrix Environmental Inc. ("Matrix") for $8.6 million in cash. Matrix's 50 employees operate a network of facilities in Fredericton, New Brunswick and Dartmouth, Nova Scotia which provide oil recovery and industrial waste management to offshore oil and gas producers, refiners and municipal waste generators.

The amount of the consideration paid and the fair value of the assets acquired and liabilities assumed in 2006 by acquisition are as follows:

	PSC Canada	Treeline	Norama	Island Waste	Matrec	MPM	Matrix	Total
Equity issued	-	5,000	-	1,900	-	-	-	**6,900**
Deferred costs – paid in 2005	7,175	-	-	-	-	-	-	**7,175**
Cash paid in 2006	113,230	13,804	10,842	3,897	30,470	3,871	8,554	**184,668**
Total Consideration	**120,405**	**18,804**	**10,842**	**5,797**	**30,470**	**3,871**	**8,554**	**198,743**
Net working capital	9,164	8,239	(50)	(20)	(2,011)	(4)	154	**15,472**
Debt acquired	-	(8,700)	-	-	-	-	-	**(8,700)**
Capital Assets:								
Land	3,643	-	74	116	1,177	223	8	**5,241**
Plant & equipment	22,337	167	4,497	547	15,950	1,609	4,768	**49,875**
Landfill	71,187	-	-	-	-	-	-	**71,187**
Intangibles	34,600	-	720	1,367	8,000	1,000	600	**46,287**
Goodwill	15,239	18,956	5,690	3,648	8,114	1,059	2,857	**55,563**
Future income tax	(23,274)	142	-	177	(586)	-	175	**(23,366)**
Asset retirement obligation	(12,491)	-	(89)	(38)	(174)	(16)	(8)	**(12,816)**
	120,405	**18,804**	**10,842**	**5,797**	**30,470**	**3,871**	**8,554**	**198,743**

The operating results of the businesses acquired are consolidated from the respective closing dates of the transactions.

4. **Discontinued Operations**

On May 31, 2006, the Eastern division disposed of an industrial on-site cleaning services operation. This business unit was sold for total proceeds of $3.2 million (net of disposal costs of $0.3 million) consisting of $2.4 million in cash and a $0.8 million non-interest bearing promissory note. The note receivable was repaid in full in July 2007. The gain in the table below is reflected net of a disposition of the proportionate goodwill of $1.5 million. The following table sets forth the results of operations, excluding selling, general and administration costs and divisional administration costs associated with the business unit for the year ended December 31, 2006.

	Year ended December 31, 2006
Revenue	5,408
Operating expenses	4,597
	811
Amortization and accretion	21
Future income tax	284
Gain on disposition (net of tax)	(979)
Earnings from discontinued operations	1,485

5. **Inventories**

Inventories consist of the following:

	2007	2006
Lead	**7,322**	-
Recycled and processed products	**4,598**	**5,308**
Recovered oil	**3,366**	**1,912**
Parts and supplies	**7,080**	**1,107**
Burner fuel	**1,756**	**911**
Total inventory	**24,122**	**9,238**

6. **Notes receivable**

Included in an acquisition in 2005 were certain capital costs relating to landfill construction that are recoverable from a third party based on usage of the landfill. These unsecured amounts are shown as notes receivable.

7. **Capital Assets**

	2007			2006		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**14,513**	**-**	**14,513**	10,938	-	10,938
Plant and equipment	**718,390**	**(144,546)**	**573,844**	562,556	(118,809)	443,747
Landfill	**94,721**	**(21,473)**	**73,248**	85,337	(11,937)	73,400
Total	**827,624**	**(166,019)**	**661,605**	658,831	(130,746)	528,085

8. **Intangible Assets**

	2007			2006		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Non-competition contracts	9,070	(4,583)	4,487	6,370	(2,369)	4,001
Expiring permits/rights	11,602	(1,881)	9,721	11,602	(1,028)	10,574
Indefinite permits	52,647	-	52,647	35,487	-	35,487
Total	73,319	(6,464)	66,855	53,459	(3,397)	50,062

9. Senior long-term debt

On October 12, 2007 Newalta replaced its previous credit facilities (comprised of a $35.0 million operating facility and a $245.0 million extendible term credit facility) with a $425.0 million extendible revolving credit facility (the "Credit Facility"). The Credit Facility is used to fund growth capital expenditures and for general corporate purposes as well as to provide letters of credit to third parties up to a maximum amount of $60.0 million. The amount of funds that can be drawn on the Credit Facility by Newalta is reduced by the amount of the outstanding letters of credit. Interest on the facilities is subject to certain conditions, and may be charged at a prime, U.S. base rate, Bankers' Acceptance ("BA") or LIBOR based rate, at the option of the Corporation. The facility bears interest at a base rate plus an increment (depending on certain criteria) as follows:

Base Rate Type	Range of increment
Prime Rate	0.0% to 1.0%
U.S. Base Rate	0.0% to 1.0%
BA Rate	0.9% to 2.0%
LIBO Rate	0.9% to 2.0%

The Credit Facility is secured by a fixed and floating charge debenture on the assets of the Corporation and material subsidiaries, an unlimited subsidiary guarantee from each material subsidiary of the Corporation, a limited recourse guarantee from the Fund, an assignment of insurance naming the lenders as first loss payee in relation to business interruption, property and inventory insurance and a subordination agreement.

The Credit Facility's maturity date is October 11, 2009. An extension of the Credit Facility may be granted at the option of the lenders. If an extension is not granted, the entire amount of the outstanding indebtedness would be due in full at the maturity date. The facility also requires Newalta to be in compliance with certain covenants. At December 31, 2007, Newalta was in compliance with all covenants.

10. Convertible debentures

In November 2007, the Fund issued $115.0 million of convertible unsecured subordinated debentures (the "Debentures"). The Debentures have a maturity date of November 30, 2012 and bear interest at a rate of 7.0% payable semi-annually in arrears on May 31 and November 30 each year beginning May 31, 2008. Each $1,000 debenture is convertible into 43.4783 trust units (or a conversion price of $23.00 per trust unit) at any time at the option of the holders of the Debentures. The net proceeds of the offering were used to repay outstanding indebtedness of Newalta incurred to fund acquisitions and growth capital. As subordinated debt, the issuance of the Debentures does not affect the borrowing capacity on the Credit Facility. On the balance sheet, the Debentures are presented net of the costs to issue. The equity portion of the Debentures will be reclassified into Unitholders' capital as the Debentures are converted into trust units.

The Debentures are redeemable by the Fund after November 30, 2010 and on or before November 30, 2011 if the current market price of the trust units on the notice date is greater than $28.75 (the

Redemption Price) and may be redeemed after November 30, 2011 for a redemption price of $1,000 per debenture with 30-60 days notice. The obligation may be settled in cash or Trust Units at the discretion of the Fund.

The following table compares the face and fair values of the Debentures to the carrying value.

			Carrying value	
	Face value	**Fair value**	**Equity portion**	**Debt portion**
7% Debentures due 2012	115,000	115,000	1,850	108,336

11. Income tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's future income tax liabilities and assets are as follows:

	2007	2006
Future income tax liabilities:		
Capital assets and intangible assets	**73,600**	74,150
Goodwill	**3,188**	6,172
Deferred costs	**202**	150
	76,990	80,472
Future income tax assets:		
Non-capital loss carry forwards	**20,729**	1,454
Asset retirement obligation	**5,754**	5,909
Equity issuance costs	**677**	199
	27,150	7,562
Net future income tax liability	**49,840**	72,910

The Fund itself is not subject to income tax provided it distributes all of its taxable income to unitholders. Therefore no future income taxes have been recorded. As at December 31, 2007, the Fund had $13.9 million of equity issuance costs to shelter future income. There were no other temporary differences for the Fund. Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of temporary timing differences, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2007	2006
Consolidated earnings of the Fund before taxes and distributions to unitholders	**39,762**	76,891
Current statutory income tax rate	**33.6%**	33.8%
Computed tax expense at statutory rate	**13,360**	25,989
Increase (decrease) in taxes resulting from:		
Reduction resulting from distributions to unitholders	**(25,729)**	(19,935)

Capital taxes	**1,126**	506
Non-deductible costs	**1,099**	3,251
Other	**(944)**	1,650
Effect of substantively enacted tax rate change	**(10,339)**	(8,650)
Reported income tax (recovery) expense	**(21,427)**	2,811

During the fourth quarter of 2007 the Federal income tax rate for future years was reduced. The effect of the reduction in the federal income tax rate was a decrease to both future income tax expense and future income tax liability of $10.3 million.

In June 2007, Bill C-52 Budget Implementation Act, 2007 (the "New Tax Legislation") was enacted. As an existing income trust at the time of the announcement, a new distribution tax of 29.5% will apply to the Fund commencing in 2011 provided the Fund does not exceed the "normal growth" restrictions as defined by the Department of Finance. As at December 31, 2007, Newalta is in compliance with the "normal growth" restrictions. As a result of the New Tax Legislation, Newalta is required to reflect any previously unrecognized temporary differences in the consolidated financial statements of the Fund. Newalta has determined that there are no unrecognized temporary differences resulting from the new tax legislation.

12. Reconciliation of Asset Retirement Obligations

The total future asset retirement obligations were estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value of this amount, $21.0 million ($18.4 million at December 31, 2006) has been accrued on the consolidated balance sheet at December 31, 2007. The total estimated future cost for asset retirement at December 31, 2007 was $9,769.2 million. The majority of the undiscounted future asset retirement obligations relate to the Stoney Creek landfill in Ontario, which are expected to be incurred over the next 300 years. Excluding the landfill, the total future costs are $36.0 million. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligations.

	Three months ended December 31,		Year ended December 31,	
	2007	2006	**2007**	2006
Asset retirement obligations, beginning of period	**20,816**	18,458	**18,484**	5,468
Additional retirement obligations added through acquisitions	**617**	198	**673**	12,816
Additional retirement obligations added through a change of estimate	**-**	-	**1,182**	-
Expenditures incurred to fulfill obligations	**(881)**	(560)	**(1,711)**	(1,319)
Accretion	**433**	388	**1,693**	1,519
Asset retirement obligations, end of year	**20,985**	18,484	**20,985**	18,484

	2008	2009	2010	2011	2012
Estimated settlement of obligations	1,734	548	583	504	514

13. Unitholders' equity

a) Authorized capital of the Fund consists of a single class of unlimited number of trust units. The following table is a summary of the changes in Unitholders' capital during the period:

(000s)	Units (#)	Amount ($)

Outstanding as at December 31, 2005	29,055	188,761
Units issued, March 3, 2006 at $28.00 per unit, net of issue costs	7,000	185,718
Units issued for acquisitions	215	6,900
Contributed surplus on rights exercised	-	500
Rights exercised	365	4,194
Units issued under the DRIP	307	8,528
Outstanding as at December 31, 2006	36,942	394,601
Units issued, January 26 at $26.10 per unit, net of issue costs	3,000	73,936
Units issued as consideration for Nova Pb assets	511	10,000
Contributed surplus on rights exercised	-	335
Rights exercised	289	3,222
Units issued under the DRIP	675	13,933
Outstanding as at December 31, 2007	**41,417**	**496,027**

On August 31, 2006, the Fund issued 59,273 trust units to fund the acquisition of assets from Island Waste. On June 1, 2006, the Fund issued 156,250 trust units to fund the Treeline acquisition (Note 3(b)).

b) The following table provides a breakdown of the components of retained earnings:

	2007	2006
Accumulated earnings	**301,199**	240,010
Accumulated cash distributions	**(278,259)**	(188,142)
Retained Earnings	**22,940**	51,868

c) The following table provides a summary of the changes to contributed surplus during the period:

	Amount ($)
Contributed surplus as at December 31, 2005	1,117
Stock based compensation expense	609
Amounts transferred to equity on exercise of rights	(500)
Contributed surplus as at December 31, 2006	1,226
Stock based compensation expense	201
Amounts transferred to equity on exercise of rights	(335)
Contributed surplus as at December 31, 2007	**1,092**

d) The equity portion of the Debentures was recorded on the initial recognition of the Debentures issued in November 2007. The equity portion will be reclassified to Unitholder's capital on a pro-rata basis as the Debentures are exercised.

14. Rights to Acquire Trust Units

a) The 2006 Trust Unit Rights Incentive Plan (the "2006 Plan")

On May 19, 2006, a new Trust Unit Rights Incentive Plan was approved by the Unitholders. All rights granted after May 19, 2006 are granted under the 2006 Plan. Each tranche of rights vest over a four year period (with a five year life), and the holder of the right has the option to exercise the right for either a unit of the Fund, or an amount of cash equal to the difference between the exercise price and the market price at the time of exercise. The rights granted under the 2006 Plan have therefore been accounted for as stock appreciation rights and the total compensation expense for these rights was nil for the year ended December 31, 2007 (nil in 2006).

On March 19, 2007, a total of 860,000 rights were granted to certain directors, officers and employees of the Corporation. The rights were granted at the market price of $25.50. On May 17, 2007, a total of 110,000 rights were granted to certain officers and employees of the Corporation, at a market price of $25.19. On October 12, 2007, 105,000 rights were granted to certain employees of the Corporation at a market price of $19.46.

	2006 Plan (000s)	Weighted Average Exercise Price ($/unit)	2003 Plan (000s)	Weighted Average Exercise Price ($/unit)
At December 31, 2005	-	-	1,502	15.43
Granted	720	32.34	110	29.51
Exercised	-	-	(365)	11.49
Forfeited	(55)	32.21	(31)	21.51
At December 31, 2006	665	32.35	1,216	17.69
Granted	1,075	24.88	-	-
Exercised	-	-	(289)	11.10
Forfeited	(300)	28.97	(104)	23.24
At December 31, 2007	1,440	27.47	823	19.29
Exercisable at December 31, 2007	128	32.34	231	21.25

Range of Exercise Prices ($/unit)	Rights Outstanding December 31, 2007 (000s)	Weighted Average Remaining Life (years)	Weighted Average Exercise Price ($/unit)	Rights exercisable December 31, 2007 (000s)	Weighted Average exercise Price ($/unit)
9.08 - 9.30	227	2.2	9.24	23	9.16
15.60 – 19.46	242	4.0	18.49	58	17.85
22.75 – 32.38	1,794	4.2	27.23	279	28.04
	2,263	4.0	24.50	359	25.21

15. Earnings per Unit

Basic earnings per unit calculations for the three months and years ended December 31, 2007 and 2006 were based on the weighted average number of trust units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units and Debentures.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded rights for 2007 was 1,794,500 (775,000 in 2006).

The dilutive earnings per unit calculation does not include the impact of anti-dilutive Debentures. The number of trust units issuable on conversion of the Debentures excluded for 2007 was 5.0 million (nil in 2006).

	Three months ended December 31		Year ended December 31	
	2007	2006	**2007**	2006
Weighted average number of units	**41,191**	36,860	**40,342**	35,332
Net additional units if debentures converted	**2,500**	-	-	-
Net additional units if rights exercised	**88**	422	**131**	457
Diluted weighted average number of units	**43,779**	37,282	**40,473**	35,789

16. Unitholder Distributions Declared and Paid

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash and distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of the trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the following business day). Unitholders may receive their distribution in cash or units at their election. If a Unitholder chooses to receive their distribution in units they are electing to participate in the Fund's Distribution Reinvestment Plan (the "DRIP"). The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. The table below breaks out the distributions paid in cash and those paid in trust units. The distributions declared differ from the sum of the distributions paid in cash with those paid in units due to the change in the year end payable balances.

	Three months ended December 31		Year ended December 31	
	2007	2006	**2007**	2006
Unitholder distributions declared	**22,930**	20,460	**90,117**	75,923
- $ per unit	**0.56**	0.56	**2.22**	2.14
Unitholder distributions - paid in cash	**18,438**	18,546	**75,356**	65,355
- $ per unit	**0.45**	0.51	**1.87**	1.88
Unitholder distributions – units issued	**4,348**	1,888	**13,933**	8,528
- $ per unit	**0.11**	0.05	**0.35**	0.24

17. Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services during the three month period and year ended December 31, 2007 were $0.4 million and $0.8 million respectively (2006 - $0.1 million and $0.8 million respectively).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to this entity for the quarter and twelve months ended December 31, 2007 was $0.3 million and $ 1.5 million respectively (2006 - $0.6 million and $1.7 million respectively).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

18. Commitments

a) Debt and Lease Commitments

The Fund has annual commitments for senior long term debt, convertible debentures, lease property and equipment as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
Office leases	7,494	7,598	6,942	6,432	6,235	44,656	79,357
Operating leases	7,655	7,006	6,085	5,098	2,945	-	28,789
Surface leases	1,019	1,038	1,059	1,079	1,100	-	5,295
Senior long term debt[1] (note 9)	-	207,417	-	-	-	-	207,417
Convertible debentures[1] (note 10)	-	-	-	-	115,000	-	115,000
	16,168	223,059	14,086	12,609	125,280	44,656	435,858

[1]Senior long term debt and convertible debenture interest payments are not reflected.

b) Letters of Credit and Surety Bonds

As at December 31, 2007, the Fund had issued letters of credit and surety bonds in respect of compliance with environmental licenses in the amount of $40.1 million and $11.5 million respectively.

19. Financial Instruments

a) Interest rate risk

Senior long-term debt bears interest at rates that vary in relation to the prime rate of the lenders to the Corporation. The Fund is therefore exposed to fluctuations in interest rates. The Debentures have a fixed interest rate.

b) Fair value

The carrying values of accounts receivable, accounts payable and distributions payable approximate the fair value of these financial instruments due to their short term maturity. The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the senior long term debt approximates, in all material respects, its fair value as a result of variable interest rates. The fair value of the Debentures is disclosed in Note 10.

c) Credit risk

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

d) Foreign currency risk

In the normal course of operations of the Corporation and NISI, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation and NISI sell and purchase some product in U.S. dollars. The Fund does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding accounts receivable and accounts payable.

20. Cash flow statement information

The following tables provide supplemental information.

Change in non-cash operating net assets	2007	2006
Changes in current assets	**(56,412)**	(50,760)
Changes in current liabilities	**17,987**	41,958
Distributions payable	**(828)**	(2,040)
Remove non-cash working capital	**498**	(323)
Working capital acquired	**3,163**	15,472
Changes in capital asset accruals	**11,391**	(3,535)
Decrease (increase) in non-cash working capital	**(24,201)**	772

Net additions to capital assets	2007	2006
Cash additions to capital assets	**(136,726)**	(109,042)
Changes in capital asset accruals	**11,391**	3,535
Additions to capital assets	**(125,335)**	(105,507)

21. Segmented Information

The Western division's 2006 comparative information in this note has been restated to reflect the organizational change in the Fund's operations. In December 2006, Newalta reorganized its operations into the Western division ("Western") and the Eastern division ("Eastern"). In western Canada, Newalta has combined the previously reported Industrial and Oilfield divisions to form Western as services offered to customers in Oilfield and Industrial are similar and are sold to a similar customer base. Newalta has also merged or eliminated some senior management and sales positions. As such, the 2006 comparative information has been restated to combine the previously reported Oilfield and Industrial reportable segments.

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Corporation's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Western segment recovers and resells crude oil from oilfield waste, rents drill cuttings management and solids control equipment, provides abandonment and remediation services, collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resalable products. The Eastern segment, which was established following the acquisition of PSC Canada in 2006, provides industrial waste collection, pre-treating, transfer, processing and disposal services and operates a fleet of specialized vehicles and equipment for waste transport and onsite processing, a lead recycling facility and an emergency response service in central and eastern Canada. The accounting policies of the segments are the same as those of the Fund.

For the Three Months Ended December 31, 2007

	Western	**Eastern**	**Inter-segment**	**Unallocated[3]**	**Consolidated Total**
External revenue	**91,025**	**46,008**	**-**	**42**	**137,075**
Inter segment revenue[1]	**114**		**(114)**	**-**	**-**
Operating expense	**60,499**	**34,983**	**(114)**	**-**	**95,368**
Amortization and accretion expense	**5,823**	**3,513**		**4,069**	**13,405**
Net margin	**24,817**	**7,512**	**-**	**(4,027)**	**28,302**
Selling, general and administrative	**-**	**-**		**15,209**	**15,209**
Interest expense	**-**	**-**	**-**	**5,309**	**5,309**
Operating income	**24,817**	**7,512**	**-**	**(24,545)**	**7,784**
Capital expenditures and acquisitions[2]	**14,843**	**73,418**	**-**	**17,446**	**105,707**
Goodwill	**62,280**	**41,317**	**-**	**-**	**103,597**
Total assets	**565,534**	**396, 589**	**-**	**61,358**	**1,023,481**

For the Three Months Ended December 31, 2006

	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	90,686	31,812	-	-	122,498
Inter segment revenue[1]	(69)	69	-	-	-
Operating expense	59,388	22,903	-	-	82,291
Amortization and accretion expense	5,703	3,598	-	676	9,977
Net margin	25,526	5,380	-	(676)	30,230
Selling, general and administrative	-	-	-	11,597	11,597
Interest expense	-	-	-	2,424	2,424
Operating income – continuing operations	25,526	5,380	-	(14,697)	16,209
Operating income – discontinued operations	-	(172)	-	-	172
Capital expenditures and acquisitions[2]	23,781	56,577	-	8,520	88,878
Goodwill	54,961	35,117	-	-	90,078
Total assets	509,329	255,449	-	38,066	802,844

1 Inter-segment revenue is recorded at market, less the costs of serving external customers.

2 Includes capital asset additions and the purchase price of acquisitions.

3 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

	For the Year Ended December 31, 2007				
	Western	**Eastern**	**Inter-segment**	**Unallocated[3]**	**Consolidated Total**
External revenue	348,424	150,743	-	697	499,864
Inter segment revenue[1]	652	-	(652)	-	-
Operating expense	234,896	114,416	(652)	-	348,660
Amortization and accretion expense	20,852	14,160	-	8,272	43,284
Net margin	93,328	22,167	-	(7,575)	107,920
Selling, general and administrative	-	-	-	54,279	54,279
Interest expense	-	-	-	13,879	13,879
Operating income	93,328	22,167	-	(75,733)	39,762
Capital expenditures and acquisitions[2]	57,653	117,865	-	34,764	210,282
Goodwill	62,280	41,317	-	-	103,597
Total assets	565,534	396,589	-	61,358	1,023,481

	For the Year Ended December 31, 2006				
	Western	Eastern	Inter-segment	Unallocated[3]	Consolidated Total
External revenue	350,295	90,746	-	-	441,041
Inter segment revenue[1]	(69)	69	-	-	-
Operating expense	215,058	64,131	-	-	279,189
Amortization and accretion expense	20,886	11,319	-	2,114	34,319
Net margin	114,282	15,365	-	(2,114)	127,533
Selling, general and administrative	-	-	-	42,977	42,977
Interest expense	-	-	-	7,665	7,665
Operating income – continuing operations	114,282	15,365	-	(52,756)	76,891
Operating income – discontinued operations	-	1,485	-	-	1,485
Capital expenditures and acquisitions[2]	81,044	207,219	-	19,125	307,388
Goodwill	54,961	35,117	-	-	90,078
Total assets	509,329	255,449	-	38,066	802,844

1 Inter-segment revenue is recorded at market, less the costs of serving external customers.

2 Includes capital asset additions and the purchase price of acquisitions.

3 Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.

END